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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                             FORM 10/Amendment No 3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                           THE SECURITIES ACT OF 1934


                                  DEMEGEN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          COLORADO                                         84-1065575
(State or Other Jurisdiction of                          (IRS Employer
 Incorporation or Organization)                        Identification No.)

1051 Brinton Road, Pittsburgh, PA                             15221
(Address of Principal Executive Office)                    (Zip Code)

                                 (412) 241-2150
                           (Issuer's Telephone Number)

          Securities to be Registered under Section 12 (b) of the Act:

                                      NONE

          Securities to be Registered under Section 12 (g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of Class)


This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believe", "anticipate", "expects" and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.




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ITEM 1 - BUSINESS


THE COMPANY

The Company was formed after the July 27, 1992 acquisition of the assets of The Demeter Corporation by Excelsior Capital Corporation ("Excelsior"). Excelsior was incorporated in Colorado on September 16, 1987. Excelsior acquired all of the assets of The Demeter Corporation in exchange for 6,625,821 shares of Excelsior's $0.001 par value common stock. The Demeter Corporation's assets consisted of intangible assets related to various biotechnology applications in the fields of human and animal health care, agricultural and commercial chemicals. Subsequent to the acquisition, Excelsior changed its name to Demeter BioTechnologies, Ltd. On September 18, 1998, shareholders approved the proposal of the Company's Board of Directors to change the Company's name to Demegen, Inc. The Company is currently incorporated in the State of Colorado

For accounting purposes, the acquisition was treated as a reverse acquisition whereby The Demeter Corporation acquired Excelsior Capital Corporation. The historical financial statements prior to the acquisition are those of The Demeter Corporation utilizing the capital structure of Excelsior. However, The Demeter Corporation had no operating activities from the date of inception, December 6, 1991, through July 27, 1992. Likewise, Excelsior had no operating activities prior to December 6, 1991.

The Company is a life science company located in Pittsburgh, Pennsylvania. The Company is developing two types proprietary products. These products include peptide (small protein) therapeutics for pharmaceutical applications and peptide-encoded plant genes for agricultural applications.

The Company's business strategy is to focus its resources on the design and development of its core technology, while licensing to larger partners its many potential applications for commercialization. The Company has a platform technology which can be commercialized by using specific compounds as the active ingredient for many different potential products. The compounds have demonstrated activity against many different types of infectious diseases and cancer. The Company is targeting specific peptides or plant genes, disease targets and commercial partners with whom products will be fully developed and commercialized.

The Company has discovered key structural design parameters to construct proprietary synthetic compounds with potent anti-cancer and anti-bacterial performance characteristics. In the peptide form, the Company's compounds are stable and soluble and have demonstrated efficacy in treating certain diseases in animals. The anti-cancer and anti-bacterial performance represent significant market opportunities - both in terms of the size of the market and also because there are no cures or effective treatments for the important diseases being targeted. In the plant gene form, the Company's compounds have been transformed successfully in crops. In vivo disease resistant results have been obtained in both potatoes and tobacco, both important demonstration crops. Significant nutrition enhancement in sweet potatoes has also been obtained including both qualitative and quantitative increases in overall plant protein content.


The Company has assembled an experienced team that will further develop, enhance and protect its core technology, as well as aggressively develop product applications from the technology. In general, the Company's primary sources or revenue will be license fees, milestone payments, royalties, research grants and revenues from supplying materials to licensees. The Company's November 1997 license agreement with Mycogen Corporation, a large agricultural biotechnology company owned by Dow AgroSciences LLC a wholly owned entity of The Dow Chemical



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Company, was the Company's first major success at licensing technology which the
Company has developed.


The Company received an initial payment of $0.95 million for licensing its disease resistant agricultural technology plus $0.3 million for research support. Additionally, the Company will receive future milestone payments, as Mycogen commercializes the agricultural technology, and royalties for licensing its disease resistant agricultural technology. The Mycogen Agreement includes the exclusive license of certain technologies for genetic disease prevention and spray-on treatment. The Mycogen partnership is poised to become a major revenue stream for the Company as Mycogen pursues the commercial application of the process. In November 1998 the Company expanded the agreement to include its agricultural nutrition technology to Mycogen and received an initial payment of $0.2 million plus a $0.15 million fee for research support. The Company could receive up to $20 million, exclusive of royalties, over the next four to six years in the form of license fees, research support and milestone payments as Mycogen commercializes these agricultural technologies. The Mycogen milestone payments under the initial agreement (disease resistance) are expected, to begin in 2002 upon regulatory approval or first sale. Additional milestone payments will be received in 2002 - 2008 for the first commercial sale of certain crops and for the first commercial sale of other crops not specified in the agreement. The term of the initial agreement is the later of the expiration of the last patent or the cessation of sales of products covered by the license.


The Mycogen milestone payments under the addendum (nutrition enhancement) are expected, based upon current discussions with Mycogen, to begin in 1999 for the achievement of technical feasibility benchmarks in monocots and dicots. Additional milestone payments will be received in 2000 - 2008 for animal feeding benchmarks, the first commercial sale of certain crops, for the first commercial sale of other crops not specified in the agreement and the achievement of cumulative gross margin benchmark sale of certain crops. The term of the addendum is the later of the expiration of the last nutrition patent or the cessation of sales of products covered by the license.

Mycogen will be responsible for all development and commercialization costs. By licensing agricultural applications, the Company will be able to focus upon pharmaceutical applications and will have a revenue source to help fund the pharmaceutical research and development.


The Mycogen Agreement conveys to Mycogen all rights with regard to the development and use of the technology for plant related applications. Mycogen has a three year period from the date of the Agreement to pursue the commercialization of the technology covered by the Agreement. After that time should Mycogen not successfully commercialize a technology the Company has the right to bring possible interested parties to Mycogen but Mycogen retains the rights to the technology until such time as Mycogen grants those rights to a third party or return them to the Company.


In June 1998, the Company received a $2 million equity investment from the CEO Venture Fund of Pittsburgh, PA. The financial commitment marked the largest investment in the Company since the Company's inception. Since 1992, the Company has raised in excess of $12 million of capital since inception.

OPERATIONS

The Company's primary focus is the development of human therapeutics. The Company accomplishes this by developing and refining its core technology and intellectual property, and secondly, by using its drug development team to bring individual applications from the pre-clinical stage to human clinical studies. The Company plans to out-license its pharmaceutical products, after completing Phase I or Phase II human clinical trials for that application. The majority of the Company's agricultural technologies are being developed and will be commercialized by the Company's agricultural partner. In this role, Mycogen is spending significant funds to develop enhanced crops using the Company's plant gene technology. Mycogen is providing all of the development, patent and regulatory costs and clearances for the individual crops.

During the past few years, the Company has explored the breadth of its technology in order to determine the best targets for initial commercialization. In order to attain proof of concept for an application, the Company has collaborated with many renowned scientists with U.S. medical centers and research universities, as well as in the laboratories of the NIH and USDA. In doing so, the Company was able to develop numerous pharmaceutical and agricultural applications with limited personnel and without large infrastructure resources.

Since the Company's inception, an estimated $5 million and the use of sophisticated laboratories have been expended by universities, governmental agencies and private foundations developing products using the Company's Peptidyl MIMs, while the Company maintains commercial rights and control.

The Company has not sought to build all of the pre-clinical facilities required for drug development. However, the Company has established a core laboratory in Pittsburgh to be able to perform microbiology, tissue screening, quality control and chemistry necessary of the utility and potential of the Peptidyl MIMs as well as testing the design theories of


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Dr. Jesse M. Jaynes, inventor of the Peptidyl MIM technology. The Company expects to continue to out-source toxicology and animal efficacy studies required in development of therapeutic application. The Company's strength lies in that it has capable and experienced drug development personnel to accomplish the required experiments in a timely and cost efficient manner.


PHARMACEUTICAL APPLICATIONS

The Company has selected a lead compound Peptidyl MIM D2A21, for development as a cancer therapeutic. The majority of the Company's cancer results to date have been directed towards prostate cancer. However, a number of evaluations by the National Cancer Institute (NCI) and private laboratories have indicated that this compound may have broad applicability against many types of cancers. In addition to its cancer program, the Company has pre-clinical research programs to prevent and treat bacterial and viral infections.

The Company has begun the process of finding a strategic partner for late stage development and commercialization of its cancer application. However, the Company will seek to accomplish Phase I human clinical studies before licensing this application. The Company's strategy is to advance the Company's applications as far as possible so that they are much more valuable before licensing them to a large commercial partner.


During the next twelve months, the Company is planning to begin human clinical trials, to assess D2A21's safety in patients whose cancer therapy has failed. In order to meet this schedule, the Company is currently completing all of the efficacy, toxicology, pharmcokinetic and chemistry and manufacturing tests necessary for a new drug substance to get investigative new drug ("IND") approval from the Federal Drug Agency ("FDA").


Prostate cancer, the second leading cause of cancer deaths in men in the United States, affects 9.7 million Americans. Over 200,000 new cases are diagnosed each year and more than 40,000 American men die of this disease annually. Carcinoma of the prostate is the most commonly diagnosed cancer in men and the second most common cause of cancer death in western civilization. It is predominately a tumor of older men, which frequently responds to treatment when widespread and may be cured when localized.

Currently therapeutic options include surgery, radiation therapy, hormonal therapy and chemotherapy. The approach to treatment is influenced by the stage of the disease, age and coexisting medical conditions. Surgery (radical prostatectomy) and radiation are options for early stage cancer that has not spread outside the prostate. Hormone therapy and chemotherapy are considered for metastatic or recurring disease. The median age at diagnosis is 72 years. A significant number of patients, especially when diagnosed at a more advanced stage, relapse and develop incurable disseminated metastatic disease. None of the current treatments for advanced disease provide significant benefit to survival. Effective treatment modalities for patients with residual or non-localized disease are clearly needed.

D2A21 has also demonstrated significant anti-tumor activity or solid tumors cell lines, including lung, breast, ovarian, bladder, central nervous system and melanoma. Additional studies in two laboratories indicates that prostate cancer cell lines appear to be more susceptible to D2A21 than other solid tumor cell lines. Therefore, the initial indication for this development plan is the treatment of prostate cancer.


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D2A21 EFFICACY ANIMAL MODELS


D2A21, the Company's lead synthetic Peptidyl MIM, is undergoing evaluation in several animal models of cancer, with the objective of optimizing dose and schedule prior to entering into pre-IND safety studies. To date testing of D2A21 has promise as a potential anti-cancer agent, including the following:

o Significant in vitro anti-cancer activity against prostate, lung, ovarian, breast, central nervous system and melanoma tumor cell lines
o Low dose (< 1mg/kg) anti-cancer activity in an aggressive model of prostate cancer in vivo. Data indicates a benefit to survival, growth retardation and/or regression of primary tumor and reduction in metastases
o Equivalent activity when given by intratumoral, intraperitoneal, intravenous or subcutaneous route of administration


At the University of Pittsburgh Cancer Institute, the Company has been achieving positive results in testing its lead compound Peptidyl MIM D2A21, in a number of tumor xenograft models. In experiments in the Dunning rat model of prostate cancer, animals were injected with Mat-Ly-Lu (MLL) prostate adenocarcinoma cells, a very aggressive prostate cancer cell line that produces large primary tumors as well as lung metastases. Without successful treatment, mortality usually occurs within 30 days.

Rats treated with D2A21 achieved a 60% reduction in the growth of primary tumors and a significant reduction in the number of lung metastases. D2A21 was administrated intravenously at a low dose of just 0.179 mg per injection that was effective without causing toxicity to the animals. Importantly, the survival rate increased from 25% for controls to 75% for D2A21 treated animals.

D2A21 has been effective in reducing tumors when administered by the following systemic routes, which include: sub-coetaneous, intra-parentinal (IP) and intravenous (IV). The Company is in the process of selecting the final dosage schedule for D2A21 to complete the pre-clinical efficacy and toxicology tests. The Company will also be finalizing product manufacturing and packaging of the product relative to the clinical tests.


HUMAN CLINICAL TRIALS



It is the Company's plan to begin Phase I human clinical trials within the next twelve months. The major purpose of a Phase I study is to define a safe dose and schedule of administration of D2A21. Generally, cancer patients eligible for Phase I have confirmed malignancy for which no effective therapeutic options are known. Although the emphasis of the study is safety rather than efficacy, it would be of use to maximize the opportunity for recognizing therapeutic benefit.


The specific Phase I protocols are being developed with the Prostate and Urologic Cancer Center at the University of Pittsburgh Cancer Institute. It is anticipated that the University of Pittsburgh Cancer Institute will conduct the Phase I clinical trials.

Phase II studies will be designed to assess the anti-tumor efficacy of D2A21. Using the dose and schedule found to be safe in Phase I studies, D2A21 will be given to groups of patients with prostate cancer. The selection of cancers to study in Phase II is usually based upon preclinical efficacy studies and any promising results in Phase I studies.

Once D2A21 has demonstrated adequate efficacy and safety in Phase II studies, it will enter Phase III testing where it will be compared to generally accepted therapies for efficacy and toxicity. Demegen anticipates licensing during or after Phase II clinical trials.


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SUPPORT FOR THE DEMEGEN CANCER PROGRAM


The Company has received considerable outside support for its cancer program. Researchers and clinicians at the University of Pittsburgh Cancer Institute, Duke University Medical Center and the National Cancer Institute have given time, research and counsel to help the Company develop this cancer therapeutic.

The Company has also received over $1.5 million in research grants from non-profit cancer foundations and institutes from early 1993 to date. In addition to direct financial support, numerous university and governmental labs have conducted research with D2A21, at no charge to the Company, to confirm the anti-tumor effectiveness of this compound in animal models.


ANTI-BACTERIAL APPLICATIONS



In addition to its cancer program, the Company is conducting pre-clinical experiments to assess using its Peptidyl MIM's in development of anti-bacterial therapeutics. Furthest along is the development of an intravaginal gel that prevents the transmission of Chlamydia, a sexually transmitted disease (STD) which affect the reproductive health of 4 to 8 million U.S. women each year. The Company's efforts to develop this application have been extensively supported by the following institutions, which include: the Sexually Transmitted Diseases Branch at the National Institutes of Health (NIH), the Division of AIDS at the NIH and the Contraceptive Research and Development Program (CONRAD) - which is affiliated with USAID. In addition to the Company's $100,000 Small Business Innovation Research Program ("SBIR") grant from the NIH for STD Prevention, the NIH has also been indirectly funding the Company's related research at the University of Pittsburgh for the last two years. The testing of D2A21 for prevention of Chlamydia in a primate model is underway. The Company is also pursuing the effectiveness of its Peptidyl MIM's in treating infected burns and burn wounds.


The Company is also conducting tests to determine the effectiveness of its Peptidyl MIM's in treating pulmonary multi-drug resistant bacterial infections, in appropriate animal models. The Company has received an additional $100,000 SBIR grant from the NIH for its pulmonary infection pre-clinical program.

The Company has demonstrated antimicrobial activity against a broad spectrum of bacterial pathogen. The Peptidyl MIM's have potent in vitro activity against pathogens from species of: Staphylococcus, Pseudomonas, Enterococcus, Streptococcus, E. coli, Gonococcus and Chlamydia The Company's compounds have shown in vitro efficacy against all of these dangerous pathogens, as well as methicillin-resistant Staphyococcus aureus (MRSA) and vancomycin-resistant enterococcus (VRE). The Company has demonstrated that its Peptidyl mimes are effective in increasing survival when injected sub-eschar into Pseudomonas infected mouse model. In another animal model, the Company compound successfully eliminated a protozoal infection (Chagas disease), when administered intravenously in mice.

A major problem, which strongly encourages the development of new class of antibiotics agents, is the fact that many common pathogens are becoming resistant to the therapeutics that have treated patients for the last forty years. Each year in the United States, about two million cases of infection are contracted by people while they are in the hospital. Infection remains the principal cause of death of hospitalized patients in the United State, and one of the leading causes of all deaths throughout the world. Treatment of infection is a rapidly increasing concern because of the exponential rate of emergence of antibiotic-resistant bacteria, compounded by the lack of new antibiotic options effective against these


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organisms. The Company is optimistic that their Peptidyl MIM's will be an effective alternative to antibiotics in treating infection. If the Peptidyl MIM's are effective the evolution of antibiotic-resistant bacteria will also become a moot issue.


PHARMACEUTICAL DEVELOPMENT SCHEDULE


In addition to its prostate cancer therapeutic, the Company is working to develop a number of other pharmaceutical products. After completing its first Phase I prostate cancer trials, the Company presently intends to begin additional clinical programs for other cancers.


Human clinical trials are typically conducted in three sequential phases which may overlap. Phase I involves the initial introduction of the drug into human subjects or patients where the product is tested for safety, dosage, tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) identify possible adverse effects and safety risks, (ii) determine the efficiency of the product for specific, targeted indications, and (iii) determine dosage tolerance and optimal dosage. When Phase II evaluation demonstrates that the product may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. A pivotal Phase III trial is an adequate and well-controlled study which provides the primary basis for determining whether there is "substantial evidence" to support the claims of effectiveness for new drugs and forms the basis for an NDA. The regulatory authority or the sponsor may suspend clinical trials at any point in this process if either entity concludes that clinical subjects are being exposed to an unacceptable health risk, that the trials are not being conducted in compliance with applicable regulatory requirements, or for other reasons.


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AGRICULTURAL PLANT GENES


The development of pharmaceutical applications using Peptidyl MIM's is the Company's primary focus. However, over the past few years, as the breadth of the technology was explored, the Company's agricultural genes were also very well received by the agribusiness community. So much so that business opportunities developed rapidly and a substantial value has already been achieved. The Company intends to use the proceeds from the license of its agricultural application to help fund pharmaceutical product development of its anti-cancer therapeutics.

The application of biotechnology to agricultural crops is directed to the creations of differentiated, value-added plants and products which improve production, extend shelf life, prevent pathogenic disease, enhance nutritional value and reduce the negative environmental impact of potentially hazardous chemicals. Genetically engineering crops reduces the time to develop new crops through accelerated cross breeding of crops. In addition to speed, genetic engineering enables the designer to introduce characteristics, in particular pest and disease resistance, which would most likely not be feasible with traditional techniques.

Perhaps the most fundamental driving force for these new crops is the basic recognition that the world's population is growing by over 50 million people per year. At the same time, as economies improve in developing countries, the demand for food increases faster than the population, or their ability to produce it. The president of a large agricultural biotechnology company has stated that the output per acre will need to double in the next thirty years, just to maintain the current levels of hunger and malnutrition.


DISEASE RESISTANT CROPS


In November 1997, the Company concluded a significant exclusive licensing agreement with Mycogen Corporation to utilize the Company's antimicrobial plant genes in developing disease resistant agricultural crops. Mycogen is a large agricultural biotechnology company based in San Diego, California. In October 1998, The Dow Chemical Co. purchased the remaining share of Mycogen that it did not already own thereby making Mycogen a wholly owned subsidiary of The Dow Chemical Company. Dow Chemical is a $20 billion conglomerate with significant business interests in the agricultural business sector.

The Company received over $1.2 million from Mycogen as an initial payment in Fiscal 1997. Under the agreement, Mycogen will be responsible for all subsequent development and commercialization costs to fully develop, protect and commercialize this unique technology. Mycogen will also seek third parties for commercialization in order to accelerate development and to expand the number of different crops being commercialized.

In November 1998 the Company amended the aforementioned agreement with Mycogen adjusting the milestone and related payments and minimum royalties. The modification provided for an additional exclusive license for the Company's agricultural nutrition technologies.


The Mycogen Agreement conveys to Mycogen all rights with regard to the development and use of the technology for plant related applications. Mycogen has a three year period from the date of the Agreement to pursue the commercialization of the technology covered by the Agreement. After that time should Mycogen not successfully commercialize a technology the Company has the right to bring possible interested parties to Mycogen but Mycogen retains the rights to the technology until such time as Mycogen grants those rights to a third party or return them to the Company.


Including disease resistance and nutrition, the revised agreement calls for over $20 million in payments to the Company, as Mycogen commercializes the agricultural technology, exclusive of royalties, for license fees, research support and milestone payments.


The Mycogen milestone payments under the initial agreement (disease resistance) are expected, to begin in 2002 for regulatory approval or first sale. Additional milestone payments will be received in 2002 - 2008 for the first commercial sale of certain crops and for the first commercial sale of other crops not specified in the agreement. The term of the initial agreement is the later of the expiration of the last patent or the cessation of sales of products covered by the license.


The Mycogen milestone payments under the addendum (nutrition enhancement) are expected, based upon current discussions with Mycogen, to begin in 1999 for the achievement of technical feasibility benchmarks in monocots and dicots. Additional milestone payments will be received in 2000 - 2008 for animal feeding benchmarks, the first commercial sale of certain crops, for the first commercial sale of other crops not specified in the agreement and the achievement of cumulative gross margin benchmark sale of certain crops. The term of the addendum is the later of the expiration of the last nutrition patent or the cessation of sales of products covered by the license.

The structure of the Mycogen partnership is such that Mycogen assume nearly all responsibilities and costs for product development, regulatory approval and marketing. The Company will need relatively few resources to support this licensee of its technology


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except that the services of Mr. Jesse Jaynes, the Company's Chief Scientist, and
two to four full time equivalent employees will provide technical assistance and research support.

One example of the effectiveness of the Company's technology was demonstrated by the U.S. Department of Agriculture ("USDA") against Erwinia carotvora, commonly known as potato "soft rot". Soft rot affects tubers while in storage or in the soil prior to harvest and can decay to seed tubers or seed pieces after planting. Soft rots also cause the decay of numerous other fleshy fruits and vegetables, such as cucumbers, onions, tomatoes and lettuce and some ornamental plants, such as iris. Soft rot can cause extensive damage to potatoes in storage within a few hours.

The experiments conducted to test efficacy of soft rot protection indicated that those tubers which contain the Company's genes almost totally resisted rotting. The test results indicate that after a five day incubation period, compared to the control group, the amount of soft rot reductions achieved ranged from 85% to 96%. This is a highly significant result that has not been achieved before in potatoes. Losses caused by soft rot diseases are estimated at 10% in the United States or about $300 million, and often much higher in other countries.

Most transgenic development for crop protection is targeted at replacing insecticides or increasing herbicide resistance. The Company believes its success and patent position in controlling bacterial and fungal diseases is unique. Fungicide expenditures in the United States and the world are $550 million and $4.1 billion, respectively. United States farmers purchase about $4 billion of seeds each year.







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NUTRITIONAL ENHANCED CROPS


In addition to disease resistance traits, the Company has invented "storage protein" or nutrition genes, DNP, which contain all the essential amino acids for healthy animal or human growth. The first field proof of this concept has been obtained in sweet potatoes, in testing conducted under the direction of Dr. C.S. Prakash, Professor and Director of the Center for Plant Biotechnology at Tuskegee University. Sweet potatoes grown with the Company's nutrition genes produce all of the essential amino acids required for daily consumption. Remarkably, the overall protein levels in the sweet potatoes averaged over 16% compared to the normal levels of less than 5%.

One of the crops which historically valued additional protein is wheat for food uses. Standard wheat flour contains about 11% protein. Commercial users of flour often add wheat gluten to achieve a higher protein content. Wheat with a higher protein content, in the 14% to 17% range, can command premiums ranging from $0.20 to $1.25 per bushel. Accordingly, a higher protein wheat offers a market opportunity of several hundred million annually.

The Company's patented nutrition technology could also be very important for U.S. and world animal feed producers. In the future, animal feed producers may be able to obtain the essential amino acids they require, in constructing their feed rations for poultry and swine, directly from corn, sorghum or even soybeans. The savings on their feed bill could be substantial, in addition to avoiding some of the problems that occur occasionally from the use of animal-based ingredients in feed rations.

Plants are generally deficient in the essential amino acids that all animals including humans need to grow and sustain health. Of the twenty essential amino acids humans need, only about twelve are synthesized naturally, the other eight must be ingested regularly to sustain health. Infants and young children, are particularly at risk. Millions of young people die or suffer permanent mental and physical damage yearly as a result of insufficient essential amino acid intake. In developed countries, such crops could have considerable appeal to vegetarians.

Worldwide, the market for the Company's nutrition genes could easily be $1 billion per year within ten years. This technology, another example of Dr. Jaynes' design methodology, is also supported with a United States patent and a number of additional filings.



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GOVERNMENT REGULATION


Drug Approval Process

Regulation by the governmental authorities in the United States and other countries is a significant factor in the development, production and marketing of the Company's proposed products. All of the Company's products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures in the United States by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the testing, manufacturing, quality control, safety, labeling, storage, record-keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations require the expenditure of substantial resources. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any of the Company's products and its ability to receive revenues therefrom. The Company has neither applied for nor received regulatory approval to market any products.

The steps required before a pharmaceutical agent may be marketed in the United States include (i) preclinical laboratory, in vivo and formulation studies, (ii) the submission to the FDA of an IND, which must become effective before human clinical trials may commence, (iii) adequate and well controlled human clinical trials to establish safety and efficiency of the proposed drug in its intended indication, (iv) the submission of a New Drug Application ("NDA") to the FDA, and (v) the FDA approval of the NDA.

In order to clinically test, produce and market products for diagnostic or therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries. Before beginning human clinical testing of a potential new drug, a company must file a IND and receive clearance from the FDA. The IND is a summary of the preclinical studies which were carried out to characterize the drug, including toxicity and safety studies, as well as an in-depth discussion of the human clinical studies which are being proposed. Approval of a local institution review board ("RIB") and informed consent of trial subjects is also required.

Human clinical trials are typically conducted in three sequential phases which may overlap. Phase I involves the initial introduction of the drug into human subjects or patients where the product is tested for safety, dosage, tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) identify possible adverse effects and safety risks, (ii) determine the efficiency of the product for specific, targeted indications, and (iii) determine dosage tolerance and optimal dosage. When Phase II evaluation demonstrates that the product may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. A pivotal Phase III trial is an adequate and well-controlled study which provides the primary basis for determining whether there is "substantial evidence" to support the claims of effectiveness for new drugs and forms the basis for an NDA. The regulatory authority or the sponsor may suspend clinical trials at any point in this process if either entity concludes that clinical subjects are being exposed to an unacceptable health risk, that the trials are not being conducted in compliance with applicable regulatory requirements, or for other reasons.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied, or may require additional data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy its criteria for approval. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the

FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and it has the power to prevent or limit further marketing or a product based upon the results of these post-marketing programs.

Satisfaction of these FDA requirements, or similar requirements by foreign regulatory agencies, typically takes several years and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the drug product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by the Company on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining or failure to obtain regulatory approvals would have a material adverse affect on the Company's business. Marketing the Company's products abroad will require similar regulatory approvals and is subject to similar risks. In addition, the Company is unable to predict the extent of adverse government regulation that might arise from future United States or foreign governmental action.

Before the Company's products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. No assurance can be given that, even if a product is approved by a regulatory authority, satisfactory prices will be approved for the Company's products.

No assurance can be provided that the Company's INDs or NDAs will be successfully reviewed by the FDA, or that similar applications will be successfully reviewed by foreign regulatory authorities. Further, the FDA and foreign authorities may at any time take legal or regulatory action against a product or the Company is it concludes that a product has not complied with applicable laws and regulations or that earlier evaluations of a product's safety or effectiveness may not have been adequate or appropriate. Such action may include, but is not limited to, restrictions on manufacture and shipment of products, seizure of products, injunctions and civil and criminal penalties. The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations which could have a material adverse effect on the Company's business. The Company is unable to predict the likelihood of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States or abroad.

ENVIRONMENTAL REGULATIONS

The Company does not incur significant costs in complying with federal or state environmental regulations due to the nature of its activities.

COMPETITIVE CONDITIONS


There exists intense competition in the pharmaceutical and biotechnology industries. The Company faced competition from a variety of sources, both direct in indirect. There are at least seven other biotechnology companies that are developing peptide compounds for antimicrobial or anti-cancer applications. These companies include: Applied Microbiology, Cubist Pharmaceuticals, Intrabiotics, Magainin Pharmaceuticals, Micrologix Biotech, Microcide Pharmaceutical, Inc. and Xoma Corporation.


While there are a number of applications in clinical trials, the Company is not aware of any products which have yet been approved for sale.


Based on the potency of its Peptidyl MIMs as reported to the Company by independent medical collaborators, the Company believes that its Peptidyl MIMs will be more effective than their competitors', at much lower concentrations.

The Company's competition appears to be focusing primarily on anti-bacterial applications, and unlike the Company, has not reported similar successes in the cancer area. Nor do these competitors have any agricultural products in their pipeline. Given the Company's patent position in the agricultural area, the Company feels it is in a strong position to dominate this area as compared to the aforementioned competitors. To the best of the Company's knowledge, there are few, if any, peptide biotechnology companies in the plant genetic arena.

In addition to peptide competitors, there are, of course, many companies working to develop new antibiotics and cures for infectious diseases and cancers. This bodes well for the Company since large pharmaceutical companies are actively seeking new compounds. As the Company's product development progresses, its technology becomes more appealing to a wider selection of potential partners.


TECHNOLOGY BASE


The Company's technology was designed by Dr. Jaynes, who has over fifteen years of peptide design experience and is a biochemist by training. He is a Co-Founder of the Company and serves as Vice President of Research. The Company believes having a molecular architect as part of the management team distinguishes the Company from its peptide biotech competitors which have typically in-licensed their lead molecules. As a result, the Company has a structure and process in place for creating a pipeline of new molecular product applications.

Peptides with lytic properties occur in nature and are part of the natural immune systems of many plants, animals and insects. The Company's core science is the ability to design molecules which are many times more powerful that those occurring in nature, with minimal toxicity. The Company's Peptidyl MIMs range in length from 17 to 40 amino acids and they have no sequence homology to the peptides found in nature. In its discovery process, the Company has identified and filed patents on a number of characteristics, which, when incorporated into the design of the molecule, create compounds with unique properties. These design "rules" include parameters for charge density, length, amphipathy, hydrophobicity and spatial orientation. When organized, these characteristics permit the ability to design molecules with increased specificity and activity, which means some Peptidyl MIMs are more effective against cancer than bacteria, for example.

Understanding the rules for creating the desired properties an important aspect of the Company's core technology. The Company has identified several thousand different molecules which define each class of Peptidyl MIMs. This relatively small number represents the spectrum of molecules with the most desirable features and benefits compared to the hundreds of millions of potential combinations and permutations which could theoretically be created.

The understanding of these core discoveries are currently being significantly expanded. In a partnership with Mycogen, an extensive evaluation process is now underway. Should this process yield new breakthroughs or discoveries, the Company will retain all rights to non-agricultural applications.


MECHANISM OF ACTION


In general, the Peptidyl MIMs are believed to act by disrupting the membrane or cell wall, thereby allowing fluids to enter the cell and cause the cell to be destroyed or lysed. Because healthy human cells have a more complex cytoskeletal structure, which a pathogenic cell does not possess, the healthy cell has the ability to repair any damage. In the case of bacteria, this method of action effectively precludes bacteria from mutating to avoid destruction, thereby giving the Company's compounds a competitive advantage over most other antibiotics where drug resistance is becoming a major problem. The Peptidyl MIMs are also effective directly against cancer cells. Cancer cells are, in effect, unhealthy cells, and therefore have weakened cytoskeletal structures. In the case of cancer, the Company's in vivo results are better than the in vitro results. Hence, additional mechanism of actions are being investigated.

For cancer, the general theory for mechanism of action of the Peptidyl MIMs has been that of initial membrane disruption with subsequent cell lysis and death of the patient or the cell. However, research results suggest that additional factors come into play in the in vivo situation. The Company is accumulating evidence which indicates that D2A21 may have anti-angiogenic properties in addition to its lytic function. The anti-angiogenic property interferes with tumor blood supply, and reduces the growth rate for the primary tumor


GENETIC ENGINEERING


The Company has designed plant genes that destroy many agricultural fungal and bacterial pathogens once inserted transgenically into the genome of crops. The crops then take on the disease resistant trait and are able to express the peptide into future generations of the plant. The Company has constructed an inventory of genes which are being used to incorporate disease resistance into plants, securing good yields while reducing the use and cost of environmentally undesirable chemicals.

Genetically engineering crops accelerates the traditional time consuming cross breeding of crops. In addition to speed, genetic engineering enables the designer to introduce characteristics, in particular pest and disease resistance, which would likely not be feasible with traditional techniques. Although plant genetic engineering still faces regulatory hurdles, there have been significant recent breakthroughs in acceptability of biologically enhanced crops. Bt genes (developed by Monsanto, Mycogen and others), which help resist insects, are examples of the major efforts underway to genetically modify plants.

The Company has also designed another type of plant gene, a custom designed storage protein which has significant potential for improving animal feeds as well as human nutrition, by improving the amino acid profile of various food and feed crops. Recent independent results of this gene indicate that the total protein content, not just the deficient amino acids, could be increased four fold.

The principal goal in plant protein design has historically been to increase one or two individual amino acids. The historic approach has generally not been successful because they were unable to stabilize sufficient quantities of the target proteins. Dr. Jaynes took a broader approach and built upon the structural requisites he used to design proteins with anti-bacterial traits.

Dr. Jaynes designed protein molecules which when produced by the plant, would produce the eight most essential amino acids needed by humans, and offsetting those in which the crops, on average, were most deficient. A key step was to create a molecular structure that mimics a natural plant storage protein's ability to form stable aggregates and accumulate within the plant cell. This design concept ASP (Artificial Storage Protein) achieved the goal of a qualitative improvement in protein content. The structural arrangement also facilitates the bioactivity of the essential amino acids by setting up targets for the main digestive enzymes of the mammalian gut, and thereby breaking down the protein into its constituent amino acids.

The design concept developed by Dr. Jaynes also accomplished a quantitative increase in total protein content. Normally a plant produces a variety of proteins. Many of these are broken down to accomplish various plant tasks and the plant produces new proteins. The ASP gene reduces the "turnover" (loss of protein) of the natural proteins within the plant, thereby allowing for greatly increased protein content. The reasons given for the turnover reduction are not yet understood, but the result of inserting an ASP gene yields significant qualitative and quantitative improvement in protein content without degradation of other important characteristics.




PEPTIDYL MIM PRODUCTION


Peptides are currently produced using a chemical synthesis process. Using synthesis, the Company's Peptidyl MIM's typically cost $1,200 to $5,000 per gram, depending upon the volume and other characteristics. Large scale production will lower this cost significantly. Nevertheless, for most pharmaceutical application, because Peptidyl MIMs are active in very low concentrations, even at this high cost level, the Peptidyl MIMs are expected to be competitively priced.

The peptide for nonclinical and initial clinical development activities have been manufactured by a third party vendor, using a manufacturing method based upon currently available solid phase peptide synthesis technology. The development of specifications and establishment of analytical methods is being carried out jointly by MPS and the Company. The manufacturer selected by the Company will perform quality control and stability testing of the drug substance. For commercial quantities there are a number of companies with capabilities to produce peptides on a large scale. The Company anticipates it, or its licenses, will be able to contract for suitable large scale peptide production. Implementation of all of the methods is the responsibility of the manufacturer. The

Company has established a standard commercial relationship with a manufacturer to produce the clinical supplies that the Company currently requires.


PATENTS, LICENSES AND PROPRIETARY RIGHTS


The Company has filed a number of United States patent applications, as well as corresponding applications in the PCT and foreign countries.. The Company's patent strategy is to strive for broad coverage for a class of molecules for a wide range of diseases in humans, animals and plants. The Company's lead molecule, D2A21 is patented as a composition of matter. Additionally, the Company has in excess of 40 molecules patented a compositions of matter.

For its agricultural applications, the Company has acquired the exclusive rights to three U.S. and five international patents from Louisiana State University ("LSU"). The license from LSU expires in 2014. These patents include broad claims for plants with bacterial and fungal resistance or enhanced nutrition. Dr. Jaynes, the Company's Vice President of Research, was the principal investigator on these patents when he was a professor and researcher at LSU. These patents also carry early filing dates, thereby giving the Company a very strong patent position in the disease resistant and nutrition enhanced plant area. The Company has also been assigned Dr. Jaynes' exclusive rights to patents related to has earlier work at LSU.


STATUS OF DEMEGEN PATENTS

Patent #                                    Title
--------                                    -----

5,561,107           Method of Enhancing Wound Healing by Stimulating Fibroblast
                    and Keratinocyte Growth in Vito, Utilizing Amphipathic Peptides
                    (expires October 1, 2013)

5,597,945           Plants Generically Enhanced for Disease Resistance (expires
                    January 28, 2014)

5,597,946           Method for Introduction of Disease and Pest Resistance into Plants and Novel Genes Incorporated into Plants Which Code Therefore
                    (expires January 28, 2014)

5,717,064           Methylated Lysine-Rich Lytic Peptides and Method of Making Same by
                    Reductive Alkylation (expires February 10, 2015)

5,744,445           Method of Treating Pulmonary Diseases with Non-Naturally
                    Occurring Amphipathic Peptides (expires April 28, 2015)

5,773,413           Method of Combating Mammalian Neoplasias and Lytic Peptides
                    Therefor (expires February 10, 2015)

5,811,654           Plants genetically enhanced for nutritional quality (expires
                    July 25, 2006)

Pending             Numerous other applications have been submitted


EMPLOYEES

The Company currently has nine employees but also supports, directly or indirectly, some twenty researchers at academic and other research institutions. These academic and other research institutions are the recipients of SBIR grants requested by the Company, are performing pre-clinical research and/or assisting the Company with its study of its peptides.

COMPANY HISTORY AND GENERAL INFORMATION

The Company was formed after the July 27, 1992 acquisition of the assets of The Demeter Corporation by Excelsior Capital Corporation ("Excelsior"). Excelsior was incorporated in Colorado on September 16, 1987. Excelsior acquired all of the assets of The Demeter Corporation in exchange for 6,625,821 shares of Excelsior's $0.001 par value common stock. The Demeter Corporation's assets consisted of intangible assets related to various biotechnology applications in the fields of human and animal health care, agricultural and commercial chemicals. Subsequent to the acquisition, Excelsior changed its name to Demeter BioTechnologies, Ltd. On September 18, 1998, the shareholders approved the recommendation of the Company's Board of Directors to change the Company's name to Demegen, Inc.

The Company is a "Development Stage Company" that designs synthetic peptide/protein compounds and genes for pharmaceutical and agricultural applications. Current development programs include a new treatment for prostate cancer and sexually transmitted diseases, and two transgenic agricultural applications - one to prevent plant diseases, the other to increase the nutritional value of food and feed crops.

The Company has two licenses in place for its agricultural technology, disease resistance and nutritional enhancement, to Mycogen which has produced historic revenue streams and will continue to produce revenue as Mycogen proceeds towards commercialization of these technologies. The Company is focusing its pharmaceutical efforts upon the commercialization of its cancer therapeutic which it expects to license to a major pharmaceutical firm in 2000-2001, when the therapeutic will be either in Phase II or entering Phase III clinical trials. While the Company does not have any formal agreements with pharmaceutical firms at this time, it is hopeful that an agreement will be forth coming once the cancer therapeutic is in Phase II Clinical testing.


The Company's offices and laboratory are located at 1051 Brinton Road, Pittsburgh, PA 15221 and its telephone number is 412-241-2150. The Company occupies 3,000 square feet of leased space. The lease is for a three year term, expiring September 2001, at a monthly rental of $3,948. Prior to the Company's move to Pittsburgh in September 1998, the Company was located in Durham, North Carolina.



ITEM 2 - FINANCIAL INFORMATION


SELECTED FINANCIAL DATA


The following table sets forth certain financial data for, and as of the end of, the years ended September 30, 1998, 1997, 1996, 1995 and 1994 and for the period December 6, 1991 (inception) to December 31, 1998 and for the nine month periods ending June 30, 1999 and 1998 and the quarters ending June 30, 1999 and 1998 and for the period December 6, 1991 (inception) to June 30, 1999:



                                                                                                                      December 6
                                                                 Year Ended September 30,                          1991 (Inception)
                                        -------------------------------------------------------------------------   to December 31,
                                            1998           1997           1996           1995           1994             1998
                                            ----           ----           ----           ----           ----       ----------------

STATEMENT OF OPERATIONS DATA:


Grant and Other Income                  $  1,376,918    $    764,834   $    271,777   $    167,592   $     79,000    $  3,340,321

Total Expenses                             3,370,671       1,708,607      2,841,255      3,041,431      1,847,428      14,661,256


Net Loss                                  (1,993,753)      (943,773)    (2,569,478)    (2,873,839)     (1,768,428)  (11,320,935)

Net Loss per Share (dilutive)           $      (0.13)  $      (0.05)  $      (0.17)  $      (0.35)   $      (0.15)

Dividends per Share                     $       0.00   $       0.00   $       0.00   $       0.00    $       0.00

Weighted Average Number
   of Common Shares
   Outstanding                            23,867,091     19,537,047     15,479,889     12,529,314      11,478,206

BALANCE SHEET DATA:


Cash & Cash Equivalents                    1,686,658   $    310,252   $     19,266   $      1,004    $     38,843

Working Capital (deficiency)               1,329,541     (1,498,477)    (2,754,591)    (3,382,190)     (1,576,040)

Total Assets                               2,114,750        651,963        156,147        106,746          97,624

Long-term obligations                         -0-            -0-            -0-            13,899          16,869

Deficit accumulated during
   development stage                     (12,523,358)    (9,443,772)    (8,499,999)    (5,930,521)     (3,056,682)

Redeemable convertible preferred
   Stock                                   1,510,484         -0-            -0-            -0-             -0-

Shareholder's Equity
   (Deficit)                                (122,130)    (1,158,216)    (2,642,523)    (3,293,313)     (1,536,103)


                                                       Nine Months Ended                                 Quarter Ended
                                                           June 30,                                         June 30,
                                             -------------------------------------            -------------------------------------
                                                 1999                     1998                    1999                     1998
                                             ------------              -----------            ------------              -----------
STATEMENT OF OPERATIONS DATA:

Grant and Other Income                       $    918,051              $ 1,326,989            $    36,654               $    58,406

Total Expenses                                  1,778,189                3,074,425                723,064                   449,271

Net Income (Loss)                                (860,138)              (1,747,436)              (686,410)                 (390,865)

Net Loss per Share (dilutive)                $      (0.04)             $     (0.12)                 (0.03)                    (0.06)

Dividends per Share                          $       0.00              $      0.00                   0.00                      0.00

Weighted Average Number of Common
   Shares Outstanding                          26,219,115               22,964,105             26,355,279                23,410,816
                                             ------------              -----------            -----------                -----------

                                                As of
                                               June 30,
                                                 1999
                                             ------------
BALANCE SHEET DATA:

Cash and Cash Equivalents                    $    781,035

Working Capital                                   395,953

Total Assets                                    1,281,385

Long-term obligations                              -0-

Deficit accumulated during
   development stage                          (13,576,667)

Redeemable convertible preferred
   Stock                                        1,703,655

Shareholder's Equity (Deficit)                 (1,091,139)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS


GENERAL


Since commencement of operations in 1992, the Company has been engaged in research and development activities, including conducting preclinical studies and clinical trials, and recruiting its scientific and management personnel, establishing laboratory facilities and raising capital. The Company has not received any revenue from the direct sale of its products to the general public but has received grant monies and license payments from other corporations from the license of the Company's technology.

The Company is a "Development Stage Company" that designs synthetic peptide/protein compounds and genes for pharmaceutical and agricultural applications. Current development programs include a new treatment for prostate cancer and sexually transmitted diseases, and two transgenic agricultural applications - one to prevent plant diseases, the other to increase the nutritional value of food and feed crops.

The Company has two licenses in place for its agricultural technology, disease resistance and nutritional enhancement, to Mycogen which has produced historic revenue streams and will continue to produce revenue as Mycogen proceeds towards commercialization of these technologies. The Company is focusing its pharmaceutical efforts upon the commercialization of its cancer therapeutic which it expects to license to a large pharmaceutical producer.

RESULTS OF OPERATION:


Nine Month Period Ended June 30, 1999 vs 1998

In the nine month period ended June 30, 1999 (Fiscal 1999) grants, license fees and other income was $0.9 million compared to $1.3 million in the year earlier prior nine month period ending June 30, 1998 (Fiscal 1998). The fiscal 1999 revenue was primarily due to a $0.5 million licensing fee and research funding received from Mycogen Corporation ("Mycogen") as part of the modification of its license agreement providing Mycogen with an additional license for the Company's agricultural nutrition technologies. Additionally, a cancer charity made a grant of $0.25 million during the Fiscal 1999 period as part of an ongoing program to fund the Company's development of cancer fighting drugs. During the Fiscal 1998 period revenue of $0.9 million was received from Mycogen relative to the initial license for the Company's agricultural disease resistance technologies. Additionally a grant of $0.25 million was received from the aforementioned cancer charity.

Expenses increased somewhat in the current nine month period exclusive of the $1.7 million non-cash charge in the fiscal 1998 period for the issuance of stock options to employees and directors. The increase was due to a higher employee headcount in the current fiscal period and increased expenditures supporting the Company's research activity.


The Company did not have a federal or state income tax provision in either Fiscal 1999 or 1998 due to the loss recorded in each period.


The amounts described above resulted in a net loss of $0.9 million in the Fiscal 1999 period as compared to a net loss of $1.7 million for the Fiscal 1998 period.

Quarter Ended June 30, 1999 vs 1998:

In the quarter ended June 30, 1999 grants, license fees and other income was $0.04 million as some expected grant monies were not received by June 30, 1999. In the year earlier prior quarter ending June 30, 1998 revenue was $0.06 million.

Expenses increased in the current quarter due to a higher employee headcount and increased expenditures supporting the Company's research activity.


The Company did not have a federal or state income tax provision in either Fiscal 1999 or 1998 due to the loss recorded in each period.


The amounts described above resulted in a net loss of $0.7 million in the Fiscal 1999 quarter as compared to a net loss of $0.4 million in the Fiscal 1998 quarter.


SEPTEMBER 30 1998 VS 1997

In the year ended September 30, 1998 (Fiscal 1998) grants and other income increased significantly to $1.4 million from $0.8 million in the year ended September 30, 1997 (Fiscal 1997). This increase was due to a $0.9 million licensing fee received from Mycogen Corporation ("Mycogen") as part of the license entered into during Fiscal 1998. Additionally, a cancer charity made a grant of $0.25 million during Fiscal 1998 as part of an ongoing program to fund the Company's development of cancer fighting drugs. During Fiscal 1997 a grant of $0.5 million was received from this fund. Additionally, the Company recognized $0.1 million of revenue related to research expenses funded by Mycogen and received $0.04 million of interest on its cash balances.

Research and development expenses increased to $0.9 million in Fiscal 1998 from $0.6 million in Fiscal 1997 due to the Company's increased funding relative to its cancer and sexually transmitted disease drug research. During Fiscal 1998 the Company focused its research and development on its cancer therapeutic achieving positive results in the testing of its lead compound in a number of models.

General and administrative expenses increased to $2.3 million in Fiscal 1998 from $0.9 million in Fiscal 1997. Included in general and administrative expenses was a non-cash charge of $1.7 million for the issuance of below market stock options issued to employees and directors during Fiscal 1998 that vested during the year. Exclusive of the non-cash charge, general and administrative expenses decreased by $0.25 million to $0.62 million due to decreased legal costs and overall cost containment.

Interest expense decreased to $0.03 million in Fiscal 1998 from $0.17 million in Fiscal 1997 due to the $1.6 million decrease in amounts payable to related parties through the conversion of certain amounts to restricted stock and forgiveness of certain amounts payable late in Fiscal 1997. The receipt of the license fee from Mycogen in March 1998 put the Company in a cash positive position and was used to eliminate the majority of interest bearing payables to employees and directors. Additionally, the conversion and forgiveness of employee debt in Fiscal 1997 eliminated a significant amount of liabilities which were interest bearing.

Depreciation and amortization increased to $0.12 million in Fiscal 1998 from $0.07 million in Fiscal 1997. The increase was primarily due to increased amortization of the License Agreement with LSU which required an initial payment of 700,000 shares (valued at $245,000) of the Company's common stock in May 1997 and the increase in amortization of capitalized patent costs associated with the Company's product processes.

The Company did not have a federal or state income tax provision in either Fiscal 1998 or 1997 due to the loss recorded in each year. An allowance was recognized to offset the tax benefit until such time that the Company generates taxable income.

The amounts described above resulted in a net loss of $2 million for Fiscal 1998. The net loss would have been $0.3 million if the aforementioned non-cash charge was excluded

SEPTEMBER 30, 1997 VS 1996


In the year ended September 30, 1997 grants and other income increased significantly to $0.8 million from $0.3 million in the prior year. This was due to increased grant revenue, primarily from a cancer charity, as the Company began demonstrating the commercial possibilities of the peptide.

Research and development and general and administrative expenses decreased by $0.16 million and $0.76 million, respectively, due to a significant refocusing of the Company's research efforts. During Fiscal 1997 the Company made the strategic decision to primarily focus upon its Prostate cancer therapeutic. Therefore, the Company entered into a license agreement with Mycogen relative to its agricultural applications, and curtailed its research and development efforts relative to other applications for its peptide.


Interest expense decreased by $0.25 million to $0.17 million due to the settlements in Fiscal 1997 and 1996 where amounts payable and debt were either extinguished or settled for a combination of cash and Common Stock of the Company.

Depreciation and amortization doubled to $0.07 million due to an increase in depreciation of property, plant and equipment. There was no amortization in Fiscal 1996 as the Company has just begun capitalizing patent costs associated with the Company's processes.

The Company did not have a federal or state income tax provision in either Fiscal 1997 or 1996 due to the loss recorded in each year. An allowance was recognized to offset the tax benefit until such time that the Company generates taxable income.


LIQUIDITY AND CAPITAL RESOURCES

FISCAL 1999


During the nine month period ended June 30, 1999, the Company's cash and cash equivalents decreased by $0.9 million to $0.8 million. Net cash provided by financing of $0.09 million was offset by $0.21 million of net cash utilized by investing activities and net cash used by operating activities $0.79 million.

Specifically, cash inflows from financing activities included $0.02 million was realized from the exercise of stock options, $0.02 million from an equipment financing and a $0.05 million increase in payables to related parties.

The $0.79 million of cash utilized by operating activities consisted of the net loss of $0.86 million, and a decrease of $0.07 million in unearned revenue. Partially offset by $0.11 million of depreciation and amortization, and a $0.02 million decrease in accounts receivable.

The $0.21 million of cash utilized by investing activities relates to the purchase of property, plant and equipment.


FISCAL 1998

During the year ended September 30, 1998, the Company's cash and cash equivalents increased by $1.4 million to $1.7 million. Net cash provided by financing of $1.6 million was partially offset by a $0.08 million of net cash utilized by operating activities and $0.14 million of net cash utilized by investing activities.

Specifically, cash inflows from financing activities included the $1.9 million net proceeds from the issuance of preferred stock and warrant to the CEO Venture fund in June 1998. Additionally, $0.09 million was realized from the exercise of stock options. These sources of funds were partially offset by a $0.43 million decrease in payables to related parties.

The $0.14 million of cash utilized by operating activities consisted of the net loss of $2 million and a decrease of $0.14 million decrease in accounts payable and other liabilities offset by the $1.7 million of non-cash compensation related to the issuance of below market stock options issued to employees and directors that vested during the year, $0.12 million of depreciation and amortization, $0.09 million of stock issued for services and a $0.18 million increase in unearned revenue relating to the $0.3 million three year administration fee paid to the Company in October 1997 by Mycogen.

The $0.14 million of cash utilized by investing activities relates to $0.05 million for the purchases of property, plant and equipment and $0.08 million of patent costs capitalized as intangible assets in the current year.


FISCAL 1997


During the year ended September 30, 1997, the Company's cash increased by $0.3 million. Net cash provided by financing of $0.9 million was partially offset by a $0.6 million of net cash utilized by operating activities and $0.07 million of net cash utilized by investing activities.

Cash from financing activities was generated from $0.1 million net proceeds from the issuance of the Company's Common Stock and $0.82 million increase in payables to related parties due to services provided to the Company.

Cash utilized in operating activities was caused by the net loss of $0.94 million and a $0.2 million decrease in accounts payable and accrued expenses. This was partially offset by $0.7 million of depreciation and amortization and $0.48 million of stock issued for services rendered to the Company.

Cash utilized by investing activities was primarily due to a $0.08 million increase in intangible assets due to the capitalization of patent related expenses.


FISCAL 1996


During the year ended September 30, 1996, the Company's cash increased by $0.02 million. Net cash provided by financing of $1.65 million was almost fully offset by a $1.58 million of net cash utilized by operating activities and $0.05 million of net cash utilized by investing activities.

Cash from financing activities was generated from $0.48 million net proceeds from the issuance of the Company's Common Stock and $1.2 million increase in payables to related parties due to services provided to the Company.

Cash utilized in operating activities was caused by the net loss of $2.57 million and a $0.15 million decrease in interest payable. This was partially offset by $0.04 million of depreciation and amortization, and a $0.5 million increase in accounts payable and accrued expenses and $0.54 million of stock issued for services rendered to the Company.

Cash utilized by investing activities was primarily due to a $0.02 million increase in intangible assets due to the capitalization of patent related expenses and $0.03 million of capital expenditures.


Year 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that is not Year 2000 compliant and has date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

The Company processes its financial information on a commercially sold accounting package. This package has been modified by the developer such that they have represented to the Company that it is Year 2000 compliant. The Company's payroll is processed by a third party processor who has notified the Company that they are year 2000 compliant. The remaining computer applications at the Company are not date sensitive and are primarily of a word processing, data base or scientific research nature.

The Company has not and does not expect to perform an assessment of the Year 2000 preparedness of all of its third party relationships. In making this decision the Company has considered that there are many vendors for the products that they purchase should they have to change suppliers due to a Year 2000 problem. The Company has not selected an institution to perform its Phase I clinical Tests. The issue of Year 2000 preparedness will be part of the selection process at the time that the institution to handle the clinical trials is selected.

In the worst case, a Year 2000 failure at one of the Company's vendors could result in a delay in the availability of an item on order. Except for the purchase of peptides from vendors, of which the Company keeps a sufficient inventory to manage short-term requirements, all other items purchased from third party vendors are of the nature of office supplies and miscellaneous items. The unavailability of any of the aforementioned would result in the purchase of the affected items from another vendor as none of these items are vendor specific.

Prospective Information



The Company believes that it has adequate liquidity to fund its operations in Fiscal 1999 but will require a cash infusion in the first six months of fiscal 2000 to sustain expenditures at their current levels. On a long term basis, it will be necessary for the Company to access additional funding so that it can continue funding the Phase I and Phase II testing of its therapeutic agents. This funding may be in the form of a private placement of equity securities or a secondary issuance of securities into the market.



ITEM 3 - DESCRIPTION OF PROPERTY



The Company's office and lab are located at 1051 Brinton Road, Pittsburgh, PA 15221. The Company occupies 3,000 square feet of leased space. The lease is for a three year term, expiring September 2001 at a gross monthly rental, including utilities, of $3,948. Prior to the Company's move to Pittsburgh in September 1998, the Company was located in Durham, North Carolina.


The Company fully utilizes its office space and expects that the laboratory will be fully operational by the third quarter of Fiscal 1999.

The majority of the Company's application research is conducted by independent labs, academic and research institutions and commercial partners. The Company's laboratory focuses primarily on research related to the Company's core technologies in assisting Mycogen in an ancillary capacity with the development and commercialization of the agricultural technologies.

The Company believes that these facilities are adequate for its current needs.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT



The following table sets forth, as of June 30, 1999, the ownership of the Company's Common Stock and Convertible Preferred Stock by (i) each director of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to own more that 5% of the Company's Common and Convertible Preferred Stock.



                                                             Beneficial Ownership
                                                             --------------------
                              Title of                  Number of
Name and Address              Class                     Shares (1)                 % (1)
------------------            ---------                 ------------               -----

Richard D. Ekstrom (2)        Common                    2,578,250                  7.93%
1051 Brinton Road
Pittsburgh, PA   15221

Donald A. Guthrie, Ph.D. (3)  Common                    1,651,184                  5.28%
1051 Brinton Road
Pittsburgh, PA   15221

Jesse M. Jaynes, Ph.D. (4)    Common                    2,173,726                  6.71%
1051 Brinton Road
Pittsburgh, PA   15221

James E. Thornton (5)         Common                      740,001                  2.39%
1051 Brinton Road
Pittsburgh, PA   15221

John Bridwell (7)             Common                    1,009,937                  3.28%
1051 Brinton Road
Pittsburgh, PA   15221

Alfonso Lovo-Cordero (6)      Common                      240,000                  0.77%
1051 Brinton Road
Pittsburgh, PA   15221

Konrad Weis Ph.D. (7)         Common                      293,816                  0.95%
1445 Bennington Avenue
Pittsburgh, PA   15217

James Colker (8)              Common                    9,435,000                 26.38%
2000 Technology Drive
Suite 160
Pittsburgh, PA   15219

Robert E. Hannon (9)          Common                      100,000                 0.32%
29 Park Street
Montclair, NJ 07042

All Directors and Officers    Common                   18,221,914                 45.45%
as a group (9 persons)



(1) Beneficial ownership is determined in accordance with the rules of the Securities & Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 1999, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.


(2) Includes 1,700,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable.


(3) Includes 455,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable.


(4) Includes 1,600,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable and 15,000 shares of Common Stock owned by Mr. Jaynes' minor child over which he claims beneficial ownership.

(5) Includes 200,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable and 2,000 shares of Common Stock owned by Mr. Thornton's minor grand-children over which he claims beneficial ownership.

(6) Includes 190,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable.

(7) Includes 25,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable.


(8) Mr. Colker is the Managing General Partner of the CEO Venture Fund III ("CEO") and, therefore, has beneficial ownership over the Company's Convertible Preferred Stock and related Warrant held by the Fund. The 4,444,444 shares of Convertible Preferred Stock are convertible into 4,444,444 shares of the Company's Common Stock. Additionally, CEO has a Warrant to purchase 4,965,556 shares of the Company's Common Stock at an exercise price of $0.45 per share. The Warrant expires on June 14, 2008.

Additionally, Mr. Colker has assigned options, that he received as a Director of the company, to purchase 25,000 shares of Common Stock to the CEO Venture Fund III. The options are currently exercisable.


(9) Includes 100,000 shares of Common Stock issuable upon the exercise of options that are currently exercisable.


ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS AND OFFICERS


The Company's executive officers and directors are as follows:

         Name                       Age              Position              Director Since
-----------------------------------------------------------------------------------------

Richard D. Ekstrom                  54      Chairman of the Board of            1996
                                               Directors and President

Jesse M. Jaynes, Ph.D.              47      Vice President of Research          1992
                                               and Director

John Bridwell                       66      Director                            1999


James Colker                        71      Director                            1998


Donald A. Guthrie, Ph.D.            72      Director, formerly Executive        1992
                                               Vice President until 1996

Robert E. Hannon                    52      Director                            1999

Alfonso Lovo-Cordero, LL.D.         71      Director                            1992


Konrad M. Weis, Ph. D.              70      Director                            1998

James E. Thornton                   67      Vice President of Agriculture

All directors were elected at the annual stockholders meeting on January 22, 1999 for a one year term except for Robert Hannon who was appointed at the May 24, 1999 meeting of the Board of Directors. Mr. Hannon will serve until the next annual shareholders meeting.

Richard D. Ekstrom has served as Chairman of the Board of Directors and President of the Company since January 1996. Additionally, Mr. Ekstrom was Chief Financial officer from December 1994 until August 1998. Mr. Ekstrom holds a B.A. from Cornell University and an M.B.A. from Boston University. From 1990 through 1991, Mr. Ekstrom was President of Cost Containment Corporation and from 1993 through 1994, he was Chief Operating Officer of Preferred Solutions Inc., both of which were start-up pharmacy benefit management companies. Mr. Ekstrom is the founder of Prescription

Price Watch, a buying guide for pharmacy benefit programs. From 1968 to 1990, he was employed by Westinghouse Electric Corporation where he served in a variety of management positions, including controller, manufacturing manager and corporate staff positions


Jesse M. Jaynes, Ph.D. is Co-founder of the Company. He has served as Vice President of Research since 1992. He is the Company's Chief Scientist and the inventor of the core technologies. He holds an AS. In Biology from the College of Eastern Utah, a BS in Zoology from Southern Utah State University and earned his doctorate in BioChemistry at Brigham Young University. He completed post doctoral fellowships in the Department of Plant Pathology at Montana State University and the Plant Growth Laboratory at the University of California, Davis before joining the faculty at Louisiana State University. Dr. Jaynes was the first to demonstrate that lytic peptides were active against pathogens other than bacteria and to successfully introduce antimicrobial and nutrition storage genes into plants. He has authored over seventy-five papers and over thirty meeting abstracts on peptides.


John Bridwell has been President of Ditch Witch of Oklahoma for the past twenty years. Presently, he is involved with an Oklahoma health care company; Health Heaven, Shepard Mall Partnership, Riva Finance Co. and the City of Edmond Economic Development. He also currently serves as director of First Enterprise Bank of Oklahoma City


James Colker is the Managing General partner of the CEO Venture Fund since 1985. He is also chairman of the Pittsburgh Biomedical Development Corporation, the Pennsylvania Technology Council and trustee of Penn's Southwest Association, as well as a board member of a number of small advanced technology companies. Previously, Mr. Colker was Chairman and President of Contraves Goerz Corporation.


Donald A. Guthrie, Ph.D. is Co-founder of the Company and currently retired. From 1992 until his retirement in 1996 he was Executive Vice President of the Company. Previously, he has served as Vice President, Science and Engineering, Gulf South Research Institute, Manager, New Product Planning, Ciba Geigy Corporation and Vice President, Corporate Development, Lord Corporation. Dr. Guthrie is a Founding Member of the Licensing Executives Society and is a former member of the Pennsylvania Science/Engineering Foundation and a former trustee of Edinboro College.


Robert E. Hannon is the Principal and Chief Executive Officer of The Genesis Group a diversified business development consulting firm since 1981. Genesis Group has served the health care and biotechnology industries since its inception. Mr. Hannon is also Founder and Chief Executive Officer of POV Incorporated, a strategic management publishing firm and is Founder and Editorial Director of four health care news releases under the brand name The Genesis Report. Mr. Hannon is a member of the American Association for the Advancement of Science and the New York Academy of Science. Mr. Hannon is a member of the Board of Directors of four privately held Healthcare and Biotechnology companies.


Alfonso Lovo-Cordero, LL.D., for the past 8 years has been the President and Founder of ALCOR International Consultants, which specializes in agricultural and pharmaceutical business development between the United States and the developing world. Dr. Lovo was the former Head of State (President) of Nicaragua from 1972 to 1975. He also served as Secretary of Agriculture of Nicaragua form 1968 to 1972. Dr. Lovo was the former President of numerous FAO (United Nations) conferences throughout the world related to agriculture.


Konrad M. Weis, Ph.D., retired in 1991 as President and Chief Executive Officer of Bayer USA Inc., the North American subsidiary of Bayer AG, a chemical, pharmaceutical and information technology company. Dr. Weis is currently on the Board of Directors of Michael Baker Corporation, Titan Pharmaceuticals, Inc. and Visible Genetics Inc, In addition, he is a life trustee of Carnegie Mellon University and the Carnegie Museums of Pittsburgh.

James E. Thornton has served as Vice President of Agriculture since 1993. Mr. Thornton is a graduate of the University of Denver in International Relation and of the Senior Managers Program at the John F. Kennedy School of Government at Harvard University. He was Assistant to the Secretary of Agriculture in the Kennedy and Johnson Administrations and directed several federal committees on growth management and agricultural issues. He also served as Associate Administrator of the Farmer's Home Administration. In the 1980's, Mr. Thornton was Chief Operating Officer for the Joint Agricultural Consultative Corporation
(JACC), an international agribusiness group facilitating joint ventures between United States agricultural companies and similar entities in eleven developing nations.

At the September 18, 1998 Special Meeting of the Shareholders an amendment to the Company's Articles of Incorporation which, among other matters, reduced the size of the Board to six members effective with the next Annual Meeting currently scheduled for January 1999. The amendments provide that holders of Preferred Stock will have the right to elect two directors; one director will be elected by all stockholders (preferred and common); and three directors will be elected solely by the Common Shareholders.

At the October 1998 Board of Directors meeting the Board was expanded to seven members for one year with the consent of the holder of the Preferred Stock, as permitted by the Amendments; the seventh member will be solely elected by the Common Stockholders.

At the May 24, 1999 Board of Directors meeting the Board was expanded to eight members for the incumbency of Robert Hannon with the consent of the holder of the Preferred Stock.

SCIENTIFIC ADVISORY BOARD


The Company's Scientific Advisory Board comprises leading scientists from several disciplines. The Company frequently consults with its Scientific Advisory Board on research and development and strategies and techniques. The member of the Company's Scientific Advisory Board are as follows:

Paul L. Kornblith, M.D., is President and Founder of Precision Therapeutics. Dr. Kornblith serves as an Adjunct Professor in the School of Health and Rehabilitation Sciences at the University of Pittsburgh. Dr. Kornblith also serves as Vice Chairman and Professor of Neurosurgery and Co-Director of the University of Pittsburgh's Brain Tumor Center. He also serves on the editorial boards of five other cancer and neurosurgical journals. Previously, Dr. Kornblith served as Chief of the Surgical Neurology Branch, NINCDA, and the National Institute of Health (NIH).


Roger A. Laine, Ph. D., is a Professor of BioChemistry and Molecular Biology and Director of the LSU Mass Spectrometry Facility at Louisiana State University. Dr. Laine serves as President and Founder of Anomeric, Inc. He was previously the Scientific Founder of Glycomed, now part of Ligand Pharmaceuticals.

Wayne F. Tompkins, Ph.D., is Professor in the Department of Microbiology, Pathology and Parasitology at North Carolina State University. Dr. Tompkins also serves as the Immunology Programs Coordinator at North Carolina State. He received his Ph.D. in Virology and Immunology from the University of Wisconsin. Dr. Tompkins is the co-developer of the Feline Immunodeficiency Virus (FIV) cat model, an accepted animal model for testing potential HIV therapeutics

Paul Zorner, Ph.D., is senior scientist of the Global Industrial Biochemistry Platform at the Dow Chemical Co. and was formerly vice president of product development at Mycogen. Dr. Zorner has had over 20 U.S. patents issues. He is also Chairman of the strategic planning committee, member of the publication board and member of the sustainable agricultural committee of the Weed Science Society of America.


PRINCIPAL SCIENTIFIC COLLABORATORS


The Company's primary scientific collaborators are as follows:

Cancer Therapeutics

         Robert H. Getzenberg, Ph.D. Co-Director, Prostate & Urologic Cancer Center, University of Pittsburgh Center Institute, Pittsburgh, PA

         Cary N. Robinson, M.D., Urologist/Oncologist Associate Professor of Urology, Duke University Medical School, Durham, NC

Bacterial Preventatives & Therapeutics

         Sharon Hillier, Ph.D. Associate professor of Obstetrics, Gynecology & Reproduction, Magee-Womens Research Institute at the University of Pittsburgh Medical Center, Pittsburgh, PA

Crop Disease Resistance and Nutrition Enhancement



         CARY N. ROBERTSON, M.D., is urologist and Assistant Professor of Medicine at Duke University Medical Center in Durham, North Carolina. Dr. Robertson's laboratory has tested the Company's compounds for anti-cancer activity in vitro and in animal experiments, since
         1996. The Company does not have any service contracts or formal relationship with Dr. Robertson or Duke University Medical Center.

         ROBERT GETZENBERG, PH.D., is the Co-Director of the Prostate & Urologic Cancer Center at the University of Pittsburgh Cancer Institute. Dr. Getzenberg is testing Company compounds to determine their efficiency against prostate cancer. The Company has a contract with the University of Pittsburgh to support its prostate cancer research, providing $15,000 per month to Dr. Getzenberg's lab. This agreement can be terminated upon 60 day notice.

         SHARON HILLIER, PH.D., is an Associate Professor of Obstetrics, Gynecology & Reproductive Sciences at Magee-Womens Hospital at the University of Pittsburgh Medical Center. Dr. Hillier is testing Company compounds to develop a female controlled sexually transmitted disease preventative gel. Dr. Hillier has not received any funding from the Company and she is not under any service contract; nor is Magee-Women's Hospital.

         WILLIAM BELKNAP, PH.D. is a Research Scientist at the USDA, Albany CA Agricultural Research Center. He has been testing the Company's agricultural genes under at Cooperative Research and Development Agreement (CRADA) that the Company has with the USDA. The Company has assigned the rights to this Research and Development Agreement to Mycogen, under the terms of our license agreement.

         C.S. PRAKASH. PH.D., is a Professor and Director of the Center of Plant Biotechnology at Tuskegee University in Alabama. Dr. Prakash is developing nutrition-enhanced sweet potatoes with the Company's plant genes. Dr. Prakash serves as consultant to the Company for its agricultural projects, and receives a fee of $1,000 per month.

ITEM 6 - COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS


The following table sets forth the total remuneration to be paid to the President and all executive officers of the Company whose total salary exceeds $100,000


                           SUMMARY COMPENSATION TABLE

                             Annual Compensation                       Awards Payouts
                             -------------------                       --------------

(a)               (b)      (c)         (d)      (e)              (f)          (g)       (h)          (i)

Name                                           Other                                                 All
 and                                           Annual         Restricted                LTIP        Other
Principal                                      Compen-           Stock      Options/    Pay-        Compen-
Position          Year     Salary     Bonus    sation            Awards       SARS      outs        sation
                         ($)(a)(b)     ($)      ($)              ($)(c)      (#)(d)     ($)         ($)(e)

Richard D
  Ekstrom         1998   $ 120,000      --        --               --       1,600,000     --          --
President         1997   $  10,000      --        --               --           --        --          --
                  1996   $   -0-        --        --           $  15,075      600,000     --          --


Jesse M
   Jaynes         1998   $ 120,000      --        --               --       1,600,000     --        $3,833
Vice President    1997   $  10,000      --   $  17,000             --           --        --          --
                  1996   $   -0-        --        --               --           --        --          --


James E
   Thornton       1998   $ 120,000      --        --               --         300,000     --          --
Vice President    1997   $ 120,000      --   $  18,000             --         200,000     --          --
                  1996   $ 106,000      --      28,000         $  15,075        --        --          --

a)       Represents fiscal years ended September 30.

b) In 1998 Mr. Thornton received $60,000 in the form of cash compensation with the remaining $60,000 in the form of deferred compensation. The deferred compensation shall accrue interest at 6% per annum and shall be paid out in equal monthly installments of $3,500 beginning the next month after the final payment has been made by the Company to Mr. Thornton under his employment agreement. In 1997 Mr. Thornton agreed to accept $140,000 due him for services and expenses in the form of deferred compensation, payable in accordance with the aforementioned agreement.

c) The Restricted stock issued to Messrs. Ekstrom and Thornton in Fiscal 1996 consisted of 25,000 shares (valued at $0.603 per share) for a bonus

d) All options are fully vested. The options issued in Fiscal 1998 are at an exercise price of $0.05 per share and expire on March 5, 2008. The options issued in Fiscal 1997 are at an exercise price of $0.875 per share and expire on October 2, 2001. The options issued in Fiscal 1996 are at an exercise price of $0.15 per share and expire on October 31, 2000.

e) Represents premiums on $1 million life insurance policy on the life of Dr. Jaynes whose beneficiary is Dr. Jaynes' family.



Options Granted In Last Fiscal Year

The following table shows the options that have been granted to the Executive Officers of the Company in the prior Fiscal Year.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                            Individual Grants                           Potential Realizable
                                                                                        Value at Assumed
                                                                                        Annual Rates
                  Number of         % of Total                                          of Stock Price
                  Securities        Options                                             Appreciation for
                  Underlying        Granted to                                          Option Term
                  Options           Employees        Exercise                       -------------------------------
Name              Granted           in Fiscal        Price        Expiration
                                    Year (%)         ($/Sh)       Date              0%         5% ($)       10% ($)

Richard D.
  Ekstrom         1,600,000          27.5%           0.05         03/05/08     $528,000     $910,000      $1,497,000

Jesse M
   Jaynes         1,600,000          27.5%           0.05         03/05/08     $528,000     $910,000      $1,497,000

James E
   Thornton         300,000           5.2%           0.05         03/05/08     $ 99,000     $171,000      $  281,000

    a)  The market price as of the date of grant was $0.38 per share
    b)  All options are fully vested
    c) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rates shown (compounded annually) from the date of grant until the expiration of the option term These assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in this table will be achieved.



AGGREGATE OPTIONS EXERCISES IN LATEST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                                                     Number of Securities               Value of Unexercised
                                                     Underlying                         In-the-Money
                                                     Unexercised Options at             at Fiscal Year-End
                  Shares            Value            Fiscal Year-End                    1998
                  Acquired On       Realized
Name              Exercise (#)       ($)(b)          Exercisable                        Exercisable
----              ------------       ------          -----------                        -----------

Richard D.
  Ekstrom              500,000      $165,000           1,700,000                           $382,000

Jesse M.
   Jaynes                -0-           N/A             1,600,000                           $416,000

James E.
   Thornton            300,000      $104,400             200,000                              -$0-


    a) All options were vested, therefore, there were no unexercisable options.
    b) Based upon the difference between the market value of the Common Stock at time of exercise and exercise price.
    c)  Based upon market value of Common Stock at September 30, 1998

EMPLOYMENT AGREEMENTS

The Company has employment agreements with Richard Ekstrom, James E. Thornton and Dr. Jesse Jaynes.

Mr. Ekstrom, Chairman of the Board of Directors and President, has a one year employment agreement with the Company effective June 1, 1998. The agreement automatically renews unless either he or the Company provides notice not to renew to the other party 90 days prior to the expiration date. The agreement provides that Mr. Ekstrom receive an annual base salary of $120,000. Additionally, Mr. Ekstrom is eligible for performance based bonuses at the sole discretion of the Board of Directors and to participate in any Stock Option Plans established by the Company.


As an incentive to further the commercial applications of the Company's peptide technology, the Company agreed that during the term of the agreement and renewals that Mr. Ekstrom will receive a bonus of not less than $5,000 and not greater than $50,000 for each IND of the Company submitted to the FDA. The determination of amount of each IND Bonus is at the sole discretion of the Board of Directors. In the event that the Company terminates Mr. Ekstrom's employment without cause, the Company shall pay Mr. Ekstrom his salary for six months from the date of termination.


The Company maintains a $1,000,000 life insurance policy upon Mr. Ekstrom for the benefit of the Company.

Mr. Jaynes, Vice President of Research, has a five year employment agreement with the Company effective June 1, 1998. The agreement automatically renews unless either the employee or the Company provides notice to the other party 90 days prior to the expiration date. The agreement provides that Mr. Jaynes receive an annual base salary of $120,000. Additionally, Mr. Jaynes is eligible for performance based bonuses at the sole discretion of the Board of Directors and to participate in any Stock Option Plans established by the Company.


As an incentive to further its research and the development of patent worthy compounds, processes and/or methodology, the Company agreed that during the term of the agreement and renewals that Mr. Jaynes will receive a Patent Registration Bonus for each invention made (solely or jointly) by him which results in the issuance of one or more United States or Foreign patents with potential commercial applications. The determination of the amount of the Patent Registration Bonus is at the sole discretion of the Board of Directors. In the event that the Company terminates Mr. Jaynes' employment without cause, the Company shall pay Mr. Jaynes his salary for six months from the date of termination.


Additionally, the Company maintains a $1,000,000 life insurance policy upon Mr. Jaynes for the benefit of his wife and children and another $1,000,000 life insurance policy upon Mr. Jaynes for the benefit of the Company.



Mr. Thornton, Vice President of Agriculture, has a two year employment agreement with the Company effective August 1, 1998, expiring August 31, 2000. The agreement provides that Mr. Thornton receive an annual base salary of $60,000. Additionally, Mr. Thornton is to receive in the form of deferred compensation, $5,000 for each month of employment from August 1, 1998 until termination. The deferred compensation shall accrue interest at 6% and shall be paid out in equal monthly installments of $3,500 beginning the next month after the final payment has been made by the Company to Mr. Thornton under the terms of the Compensation Release Agreement dated September 1997.

Additionally, $168,000 of payments due Mr. Thornton for services rendered in previous years were deferred and are payable over the 48 months after his retirement from the Company. This amount can be converted into shares of the Company's Common Stock at $1 per share at Mr. Thornton's discretion.


The three executives noted above, along with four other officers, employees and directors, share in a $185,000 bonus pool payable upon the Company achieving a royalty milestone. The aforementioned bonus amounts may be received in the form of Common Stock of the Company at a conversion price of $1 per share at the option of the employee.


COMPENSATION OF DIRECTORS

The directors of the Company are reimbursed for expenses that they incur in attending the Board of Directors' meeting.


At the May 24, 1999 Board of Directors meeting Mr. Hannan was awarded an option to purchase 100,000 shares of the Company's Common Stock for $0.45 per share. The option expires May 23, 2004.

At the February 19, 1999 Board of Directors meeting Messrs Bridwell, Weis and Colker were each awarded options to purchase 25,000 shares of the Company's Common stock for $0.45 per share. The options expire February 18, 2004. Mr. Colker assigned his options to the CEO Venture Fund III of which he is the Managing General Partner.


During Fiscal 1998, the members of the Company's Board of Directors received the following options to purchase shares of the Company's Common Stock for $0.05 per share. The options expire March 8, 2008:

Director                            Options to Purchase
--------                            -------------------

Don Guthrie                         530,000 shares
George Keeney (A)                   150,000 shares
Alfonso Lovo-Cordero                150,000 shares
Antonio Maggioni (A)                150,000 shares

(A) Messrs. Keeney and Maggioni did not stand for reelection as Directors at the Company's Annual Meeting of Stockholders on January 22, 1999.


COMPENSATION OF SCIENTIFIC ADVISORY BOARD

The members of the Scientific Advisory Board receive, upon appointment, options to purchase 5,000 shares of the Company's Common Stock at $0.45 per share. The right to purchase the shares vests immediately and the option is exercisable over the next five years. Additionally, each member receives $1,000 for each meeting attended.


In October 1998 the four members were appointed to the Scientific Advisory Board, Options to purchase a total of 15,000 shares of the Company's Common Stock were issued. Mr. Zorner declined to accept stock options or cash compensation due to on going business relationships between the Company and Dow Chemical Company.


STOCK OPTION PLANS

On May 12, 1998, the Board of Directors unanimously approved the adoption of the Stock Option Plan (the "Plan") for the issuance of up to 3 million shares of the Company's Common Stock in accordance with the terms of the Plan subject to the approval of the shareholders as part of the January 1999 Annual Meeting. Once approved by the shareholders, all options issued prospectively under the Plan will qualify as Incentive Stock Options as defined by the Internal Revenue Code

Purpose

The Board of Directors believes that the attraction and retention of employees, consultants and non-employee directors is essential to the Company's growth and success. The purpose of the Plan is to encourage stock ownership by selected employees, consultants and by non-employee directors and to provide them with additional incentives to remain with the Company and increase their efforts on its behalf.

The Plan is the only long-term incentive plan which the Company provides for its employees, consultants and non-employee directors. The Board of Directors believes that stock options are a superior incentive to motivate employees, consultants and non-employee directors to act and think like owners of the Company and to exert their best efforts on behalf of the Company and its shareholders. Additionally, the Board of Directors believes that such long-term incentive plans are essential for the Company to remain competitive in its compensation practices and to continue to attract, retain and motivate outstanding employees and non-employee directors.

Eligibility to Receive Options and Awards

All employees, consultants and non-employee directors of the Company are eligible to be granted options under the Plan.

Administration, Amendment and Termination

The Plan is administered by the Board of Directors and/or by a duly appointed committee of the Board. The Board and/or its duly appointed committee has the sole discretion to determine the employees and consultants to whom options are to be granted, the number of shares to be subject to such options and the terms, conditions and any performance criteria for the options.

Without shareholder approval, no amendment may be made to the Plan to increase the limit on the aggregate number of shares subject to the Plan (except for adjustments resulting from stock splits and similar events), to extend the term of an option beyond 10 years from the date of its grant, or otherwise to increase materially the benefits accruing to participants under the Plan. In substantially all other respects, the Plan can be amended, modified, suspended or terminated by the Board of Directors or the Committee.

Options

Option agreements may provide for progressive vesting of the stock options received by the optionee. Currently vesting periods of zero to three years have been included in option agreements. However, option agreements do not restrict the Company's right to terminate such employment at any time.

The price of the shares subject to each option is set by the Board and/or Committee shall, in the case of Incentive Stock Options, be not less than the fair market value on the date of the granting of the Option and, in the case of Nonqualified Stock Options shall be not less than 85% of the fair market value on the date of the granting of the Option. Additionally, no Incentive Stock Option shall be granted at an exercise price less than 110% of the fair market value on the date of the grant of the Option to an Optionee who at the time the Incentive Stock Option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company

The Board and/or Committee shall have the power to set the time within each Option shall be execrable or the event upon the occurrence of which all or a portion of each Option shall be execrable and the term of each Option, provided, however, that (i) no Option shall be execrable after the expiration of ten years after the date such Option is granted, and (ii) no Incentive Stock Option granted to a holder of more than 10% of the outstanding voting stock of the Company shall be execrable after the expiration of five years after the date the Option is granted.


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


AGREEMENTS WITH AFFILIATED PARTIES


None


ITEM 8 - LEGAL PROCEEDINGS


None


ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND RELATED MATTERS


The Company's Common Stock has been quoted on the Over-the-Counter Bulletin Board since 1994 under the symbol "DBOT". The following table sets forth, based upon information received from the National Quotation Bureau, the high and low bid/ask prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not include retail mark-up, mark-down or commissions, and do not represent actual transactions.



Fiscal            December 31               March 31           June 30           September 30
------            -----------               --------           -------           ------------

1999

High                  $0.51                   $0.51             $0.63
Low                   $0.21                   $0.34             $0.29

1998

High                  $0.77                   $0.60             $0.68               $0.50
Low                   $0.43                   $0.34             $0.31               $0.25


1997

High                  $0.91                   $0.47             $0.88               $0.69
Low                   $0.31                   $0.20             $0.27               $0.32



At June 30, 1999 there were 503 holders of record of 26,361,899 share of Common Stock, exclusive of holders which maintain their ownership in "Street-Name" at brokerage houses, and one holder of record of 4,444,444 shares of Preferred Stock. There are another 1,230 stockholders which hold their ownership in street name.

SHARES ELIGIBLE FOR SALE

Sales in the market of substantial amounts of currently outstanding Common Stock could have an adverse effect on the price of the Common Stock. At October 31, 1998 15,211,269 shares of Common Stock are freely trading shares with the remainder of 10,905,630 shares of Common Stock currently subject to restrictions as to their resale. Most of the shares subject to restrictions merely require the holder of the Common Stock to have the Transfer Agent remove the restrictive legend as the required holding period has expired. A total of 24,590,913 shares of the 26,116,889 shares of Common Stock currently issued and outstanding are, or within the next 12 months will be, eligible for resale, subject, in certain cases, to the applicable volume and other limitations set forth in Rule 144 of the Securities Act. The remaining 1,525,976 shares of Common Stock are held by Messrs. Ekstrom and Jaynes (collectively "Principal Shareholders") and subject to a Shareholder Agreement (the "Agreement"), dated, June 15, 1998, among the Company, the CEO Venture Fund III ("CEO") and Messrs. Ekstrom and Jaynes. The Agreement restricts the transfer and resale of shares of the Company's Common Stock held by the Principal Shareholders by providing CEO with the right of first refusal on all share sales by the Principal Shareholders. Additionally, the Principal Shareholders may not enter into a transaction that reduces their shareholdings by more than 50% without notifying CEO and upon termination each Principal Shareholder the Company shall have the option to repurchase up to 50% of that Principal Shareholder's holdings.

Additionally, at any time and at the option of CEO, CEO would receive 4,444,444 shares upon the conversion of the Preferred Shares that they hold into Common Stock. The Company has granted registration rights to CEO relative to the aforementioned Common Shares so that those shares would become freely trading upon the Registration Statement filed by the Company covering those shares of Common Stock being declared effective by the Securities and Exchange Commission.

DIVIDENDS

The Company anticipates that for the foreseeable future, earnings will be retained for the development of its business. Accordingly, the Company does not anticipate paying dividends on the Preferred Stock or Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon. among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions. Refer to the discussion of the Preferred Stock on Page 37 for a more detailed description of the Preferred Stock dividend.


ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES


FISCAL 1999

COMMON SHARES


In April 1999 the Company received $5,000 from the exercise of stock options for 100,000 shares (exercise price of $0.05 per share) held by a director.


In January 1999 the Company issued 145,000 shares (at an issuance price of $0.46 per share) as part of an employment agreement with a retiring employee.

In October 1998, the Company received $12,500 from the exercise of stock options for 250,000 shares (exercise price of $0.05 per share) held by an employee.


FISCAL 1998

COMMON SHARES

During the Fiscal Year ending September 30, 1998, the Company received $87,500 from the exercise of stock options (exercise price of $0.05 per share) held by officers, employees and directors. The exercises occurred from April to September 1998 and consisted of 500,000 shares by Richard Ekstrom, 250,000 shares by Thomas Roane, 550,000 shares by Bruce Guthrie, 300,000 shares by James Thornton, 150,000 shares by George Keeney. Additionally, 1,975,000 shares were issued (at a current market price of $0.36 per share) in January 1998 to settle the claims of a former employee, 85,000 shares were issued to two purchasers of the Company's Common Stock in Fiscal 1997 to compensate them for a subsequent equity sale at a price below their purchase price and 207,500 shares as compensation for services rendered (average current market price of $0.33 per share).

PREFERRED SHARES

In June 1998, the Company issued 4,444,444 shares of Preferred Stock to the CEO Venture Fund III for net proceeds of $1,943,873 (net of $56,127 of expenses incurred in connection with the issuance). The Preferred Shares are convertible into 4,444,444 shares of Common Stock. The proceeds were utilized by the Company to fund current operations.

FISCAL 1997

COMMON SHARES

During the Fiscal Year ending September 30, 1997, the Company received proceeds from the sale of 906,750 shares of Common Stock (average price of issuances of $0.36 per share). The proceeds were utilized to fund operations. Additionally, the Company issued 700,000 shares to Louisiana State University in exchange for a patent and technology license, 145,000 in exchange for the cancellation of redemption rights held by Mr. Ekstrom, 533,980 shares in settlement of debts including 225,000 shares issued to Richard Ekstrom, 522,308 shares as compensation for services rendered the Company and 150,000 shares to settle legal claims. The current market price at the time of the issuance of the shares discussed in the preceding sentence ranged from $0.33 to $0.46 per share.

FISCAL 1996

COMMON SHARES

During the Fiscal Year ending September 30, 1996, the Company received proceeds from the sale of 531,750 shares of Common Stock (average price of issuances of $0.703 per share). The proceeds were utilized to fund operations. Additionally, the Company issued 3,780,153 shares in settlement of outstanding debt or other obligations, 300,000 shares to settle legal claims, 600,000 shares to settle an employment agreement with James Ladd (former President of the Company), 463,000 shares as compensation for services rendered the Company and 367,500 shares to replace 210,000 shares of their freely trading Common Stock that they made available to the Company. The current market price at the time of the issuance of the shares discussed in the preceding sentence ranged from $0.474 to $0.78 per share.



ITEM 11 - DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


The Company has authorized for issuance 140,000,000 share of capital stock, of which 40,000,000 share are designated as preferred stock, $0.001 par value and 100,000,000 share are designated as common stock, $0.001 par value. The following is a brief description of the Preferred and Common Stock.

COMMON STOCK

Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders except for the election of two directors. Additionally, all holders of Preferred Stock are entitled to vote their shares on a one share for one share basis on all matters submitted for the approval of the Common Shareholders. In all matters other than the election of Directors, when a quorum is present at any stockholders' meeting, the affirmative vote of the majority of shares present in person or represented by proxy shall decide any question before such meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting. The Board of Directors of the Company currently consists of eight members but effective with the Annual Meeting on January 22, 1999 it will be reduced to six members. The Board of Directors is divided into three classes of Directors serving one-year terms and until their successors are elected and qualified. The holders of Preferred Stock have the right to elect two of the members of the Board of Directors, the Common Shareholders and Preferred Stockholders elect one member of the Board of Directors; and the Common Shareholders elect three members of the Board of Directors. At the October 16, 1998 meeting of the Board of Directors the Board of Directors was expanded to seven members for one year with the Common Stockholders electing this additional member of the Board of Directors.

The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of Directors, and, as a consequence, minority stockholders will not be able to elect Directors on the basis of their votes alone. Subject to preferences that are applicable to the outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any then outstanding series of Preferred Stock, including the Convertible Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.. All outstanding shares of Common Stock are fully paid and nonassessable.

As of November 1, 1998, there were 26,116,899 shares of Common Stock outstanding (excluding 4,444,444 shares of Common Stock issuable upon the conversion of 4,444,444 shares of Convertible Preferred Stock) held of record by 502 stockholders. Options to purchase 5,095,000 shares of Common stock were outstanding and 4,965,556 shares of Common Stock issuable upon the conversion of the Stock Warrant held by the holder of the of Convertible Preferred Stock.


TRANSFER AGENT


The Transfer Agent and Registrar for the Company's Common Stock is American Securities Transfer and Trust Company

PREFERRED STOCK

The Company has 4,444,444 shares of Convertible Preferred Stock outstanding. The Convertible Preferred Stock is convertible into 4,444,444 shares of Common Stock. The following description of the preferences, limitations and relative rights of the Convertible Preferred Stock is qualified in its entity by reference to the Restated Articles of Incorporation of the Company which is filed as an exhibit to this Registration Statement.

DIVIDENDS The holders of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at the rate of $0.036 per share, semi-annually, on each outstanding share of Convertible Preferred Stock, Such dividends have a priority over any dividends paid on the Common Stock. Dividends on the Convertible Preferred Stock are cumulative and the right to such dividends shall accrue to holders of Convertible Preferred Stock until declared by the Board of Directors. The Company does not anticipate declaring any cash dividends in the foreseeable future.

LIQUIDATION PREFERENCE In the event of any liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock shall be entitled receive the greater of $0.45 per share of Convertible Preferred Stock, plus all unpaid and accrued dividends thereon, computed to the date payment thereof is made available or the amount the holders of such shares of Convertible Preferred Stock would otherwise be entitled had each such share of Convertible Preferred Stock been converted into Common Stock, as discussed in the following paragraph, immediately prior to such liquidation, dissolution or winding up.

CONVERSION Each share of Convertible Preferred Stock is convertible at any time, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as shall be determined by multiplying the number of shares of Convertible Preferred Stock so to be converted by $0.45 and dividing the result by the conversion price of $0.45 per share. In addition, if at any time the Company shall effect a firm commitment underwritten public offering of shares of Common Stock in which the aggregate price paid for such shares by the public shall be at least $8,000,000, then effective immediately before the closing of the sale of such shares by the Company pursuant to such public offering, all outstanding shares of Convertible Preferred Stock shall automatically convert to share of Common Stock.

REDEMPTION The shares of Convertible Preferred Stock shall be redeemable on a voluntary basis at the election of any holder of shares of Convertible Preferred Stock upon at least 90 days notice to the Company, the Company shall redeem from such holder on or at any time after May 31, 2003, 2004 and 2005 up to one-third of the shares of Convertible Preferred Stock held by such holder, with the intent that, should any holder so elect, at any time after May 31, 2005, the total number of shares held by such holder would be subject to redemption. The Convertible Preferred Stock to be redeemed shall be paid for in cash at an amount equal to the greater of (I) $0.45 per share plus, in the case of each share, an amount equal to all accruing dividends unpaid thereon (whether or not declared), or (ii) such amount per share as would have been payable has each such share been converted to Common Stock immediately prior to the actual date of redemption.

VOTING RIGHTS The holders of shares of Convertible Preferred Stock vote on matters on an as converted basis, ie. each share of Preferred Stock has one vote as does each owner of a share of Common Stock.

WARRANTS The holder of the Convertible Preferred Stock has a warrant to purchase 4,965,556 shares of Common Stock of the Company at $0.45 per share of Common Stock. The Warrant is exercisable, in whole or in part, through June 14, 2008. The Company may call the Warrant at any time after December 31, 1998 provided the Company's Common Stock has been in excess of $1.50 per share for each of the forty consecutive trading days immediately preceding the date of the call.

Upon receipt of the call, the Warrant holder shall have sixty days to elect to exercise all or a portion of this Warrant. Upon such exercise, in addition to receiving the number of shares of Common Stock to which the holder shall be entitled, the holder of the Warrant also shall receive a new Warrant ("Replacement Warrant"). The Replacement Warrant shall be exercisable for one share of Common Stock for every two shares of Common Stock purchased in response to the aforementioned call. The exercise price of the Replacement Warrant is $1.50 per share and the term of the Replacement Warrant shall be the longer of two years from the date of the issuance or the balance of the original term of the Warrant.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with the Colorado Business Corporation Act (the "Act"), the Company's Articles of Incorporation (the "Articles") contain provisions which provide indemnification rights to officers, directors, employees and agents of the Company ("Potential Indemnitees"), subject to certain limitations set forth in the Act and in the Articles. A Potential Indemnitee has a right of mandatory indemnification by the Company if he is successful on the merits in defense of any proceeding brought against him for actions taken on behalf of the Company. Under the Articles, the Corporation may indemnify a Potential Indemnitee if the Board of Directors shall determine that Potential Indemnitee acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The Company may advance a Potential Indemnitee the expense incurred in defense of any action upon receipt of an agreement of the Potential Indemnitee to repay the expenses unless it is determined that he is entitled to indemnification under the Articles. In addition, the Articles also provide that the directors of the Company shall not be liable to the Company or its stockholders to the fullest extent permitted by the Act.


ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Information with respect to Item 13 is contained in the Company's financial statements and is set forth herein beginning on page F-1.


ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS


Not applicable


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

a. Each of the following items are contained in the Company's financial statements and are set forth herein beginning on page F-1.

         (i)      Report of Ernst & Young LLP, Independent Auditors

         (ii) Balance Sheet as of September 30, 1998 and 1997 and June 30, 1999 (unaudited)

         (iii) Statement of Operations for the Years Ended September 30, 1998, 1997 and 1996 and for the period December 6, 1991 (inception) to September 30, 1998, for the Quarter Ended June 30, 1999 and 1998 (unaudited) and for the nine months periods ended June 30, 1999 and 1998 (unaudited) and for the period December 6, 1991 (inception) to June 30, 1999 (unaudited)

         (iv) Statement of Stockholders' Equity for the Years Ended September 30, 1998, 1997 and 1996 and for the period December 6, 1991 (inception) to September 30, 1998 and for the nine months ended June 30, 1999 (unaudited) the period December 6, 1991 (inception) to June 30, 1999 (unaudited)

         (v) Statement of Cash Flows for the Years Ended September 30, 1998, 1997 and 1996 and for the period December 6, 1991 (inception) to September 30, 1998 and for the Nine Months Ended June 30, 1999 and 1998 (unaudited) and for the period December 6, 1991 (inception) to June 30, 1999 (unaudited)


         (vi)     Notes to Financial Statements


b.  Exhibits


3.1      Articles of Incorporation of the Company, as amended

3.2      Amended and Restated By-laws of the Company

4.1      Specimen of Common Stock Certificate

4.2 Stock Purchase Agreement, dated June 15, 1998, between the Registrant and the Principal Shareholders of the Registrant and the CEO Venture Fund III

4.2.1    Terms of Convertible Preferred Stock

4.3 Warrant to Purchase Common Stock, dated June 15, 1998, between the Registrant and the Registrant and the CEO Venture Fund III

4.4 Shareholders' Agreement, dated June 15, 1998, by and among the Company, Richard Ekstrom, Jesse Jaynes and the CEO Venture Fund III

10.1 License and Royalty Agreement, effective May 1, 1997, between the Registrant and Louisiana State University*

10.2 Restated Demeter-Mycogen License and Royalty Agreement, effective September 23, 1997, between the Registrant and Mycogen Corporation*

10.3 Addendum to Restated Demeter-Mycogen License and Royalty Agreement, effective November 13, 1998, between the Registrant and Mycogen Corporation*

10.4 Employment Agreement, dated June 15, 1998, between the Registrant and Richard D. Ekstrom

10.4-1 Employment Agreement, dated November 1, 1995, between the Registrant and Richard D. Ekstrom

10.5 Employment Agreement, dated June 15, 1998, between the Registrant and Jesse M. Jaynes

10.6 Employment Agreement, dated June 15, 1998, between the Registrant and James E. Thornton

10.7     Compensation Release Agreements dated September 19, 1997:

     a)       Richard D. Ekstrom
     b)       Bruce A. Guthrie
     c)       Donald A. Guthrie
     d)       Jesse M. Jaynes
     e)       D. Thomas Roane
     f)       A. Lee Caldwell
     g)       James E. Thornton

10.8 Consulting Agreement between the Company and Progressive Media Group, Inc., dated February 12, 1998

10.9     Settlement Agreement between the Company and Philip Sears dated
         January, 1998

10.10 Settlement Agreement dated September 11, 1996, among the Company and Gordon Julian and Sirius Enterprises, Inc.

10.11 Technology Transfer, Support and Royalty Assignment Agreement dated February 19, 1992, between the Company and Dr. Jesse M. Jaynes

10.12 Letter of Understanding dated November 13, 1996 between the Company and Pacific West Cancer Fund

10.13    Stock Option Agreements dated March 6, 1998

     a)       Richard D. Ekstrom
     b)       Bruce A. Guthrie
     c)       Donald A. Guthrie
     d)       Jesse M. Jaynes
     e)       D. Thomas Roane
     f)       A. Lee Caldwell
     g)       Alfonso Lovo-Cordero
     h)       Antonio Maggioni
     i)       George N. Keeney
     j)       James E. Thornton
     k)       Ute Schweb

10.14    Stock Option Agreements dated November 2, 1996

     a)       Bruce A. Guthrie
     b)       Thomas Roane
     c)       Alfonso Lovo-Cordero
     d)       Antonio Maggioni
     e)       George N. Keeney
     f)       James E. Thornton

10.15    Stock Option Agreements dated September 1, 1997

     a)       Donald A. Guthrie
     b)       Alfonso Lovo-Cordero
     c)       Antonio Maggioni
     d)       George N. Keeney

10.16    Stock Option Agreements dated September 18, 1998

     a)       Roger A. Laine, Ph.D.
     b)       Wayne F. Topkins, Ph.D.
     c)       Paul L. Kornblith, M.D.

10.17 Settlement Agreement dated, September 25, 1996 between the Company and The Peregrine Group

10.18 Compensation Release Agreement dated September 19, 1997 between the Company and Richard D. Ekstrom relative to the cancellation of the Share Repurchase Agreement and the issuance of 145,000 shares of the Company's Restricted Stock

10.19 Settlement Agreement and Mutual Release between the Company and James Ladd dated December 31, 1996 with subsequent Letter Agreement of December 31, 1997 between the Company and James Ladd

10.20    1998 Stock Option Plan

10.21    Sample Employee Nondisclosure, Noncompete and Developments Agreement

10.22    The Company's United States Patents

     a) Patent # 5,561,107 Method of Enhancing Wound Healing by Stimulating Fibroblast and Keratinocyte Growth in Vivo, Utilizing Amphipathic Peptides

     b)  Patent #5,597,945 Plants Generically Enhanced for Disease Resistance

     c) Patent #5,597,946 Method for Introduction of Disease and Pest Resistance into Plants and Novel Genes Incorporated into Plants Which Code Therefore

     d) Patent #5,717,064 Methylated Lysine-Rich Lytic Peptides and Method of Making Same by Reductive Alkylation

     e) Patent #5,744,445 Method of Treating Pulmonary Diseases with Non-Naturally Occurring Amphipathic Peptides

     f) Patent #5,773,413 Method of Combating Mammalian Neoplasias and Lytic Peptides Therefor

     g)  Patent # 5,811,654 Plants genetically enhanced for nutritional quality

10.23 Settlement Agreement, dated September 17, 1996, between the Company and John Bridwell

10.24    Stock Option Agreement date February 19, 1999

     a)  Konrad M. Weis Ph.D.

     b)  John Bridwell

     c)  James Colker

10.25 Assignment of Option dated May 1, 1999 by and among James Colker, CEO Venture Fund III and Demegen, Inc.

24       Power of Attorney

27.      Financial Statement Schedules



* Certain portions of this exhibit have been omitted based upon a request for Confidential Treatment. The non-public information has been filed with the Commission.

                                   SIGNATURES


In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Demegen, Inc.


Date: August 9, 1999


                                     By: /s/ Richard D. Ekstrom
                                         ---------------------------------
                                     Richard D. Ekstrom
                                     Chairman of the Board of Directors,
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this registrations statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.



Date: August 9, 1999               By: /s/ Richard D. Ekstrom
                                       -----------------------
                                   Richard D. Ekstrom
                                   Chairman of the Board of Directors,
                                   President and Chief Executive Officer
                                   (Principal Executive Officer)

Date: August 9, 1999               By: /s/ Jesse M. Jaynes, Ph.D.
                                       ---------------------------
                                   Jesse M. Jaynes, Ph.D.
                                   Vice President and Director

Date: August 9, 1999                By: /s/ James Colker
                                       -----------------
                                   James Colker
                                   Director

Date: August 9, 1999               By: /s/ Donald A. Guthrie, Ph.D.
                                       -----------------------------
                                   Donald A. Guthrie, Ph.D.
                                   Director

Date: August 9, 1999               By: /s/ John Bridwell
                                       ------------------
                                   John Bridwell
                                   Director

Date:                              By:
                                       --------------------------------
                                   Alfonso Lovo-Cordero, LL.D.
                                   Director

Date: August 9, 1999               By: /s/ Konrad M. Weis, Ph.D.
                                       --------------------------
                                   Konrad M. Weis. Ph.D.
                                   Director

Date: August 9, 1999               By: /s/ Robert E. Hannan
                                       --------------------------
                                   Robert E. Hannan
                                   Director

[ERNST & YOUNG LLP LETTERHEAD]



                         Report of Independent Auditors

Board of Directors
Demegen, Inc.

We have audited the accompanying balance sheets of Demegen, Inc. (a development stage company) as of September 30, 1998 and 1997, and the related statements of operations, shareholders' deficit, and cash flows for the years ended September 30, 1998, 1997, and 1996, and for the period from December 6, 1991 (inception) through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period from December 6, 1991 (inception) through September 30, 1994, were audited by other auditors whose report dated November 10, 1994, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the entity's ability to continue as a going concern, that is not included in our current report as the result of additional financing obtained by the Company. The financial statements for the period December 6, 1991 (inception) through September 30, 1994, include total revenues and net loss of $1,116,800 and $3,056,682, respectively. Our opinion on the statements of operations, shareholders' deficit, and cash flows for the period December 6, 1991 (inception) through September 30, 1998, insofar as it relates to amounts for prior periods through September 30, 1994, is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Demegen, Inc. (a development stage company) at September 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended September 30, 1998, 1997, and 1996, and for the period from December 6, 1991 (inception) through September 30, 1998, in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG LLP


October 29, 1998 (except for Note 12,
   as to which the date is November 13, 1998)

                                  Demegen, Inc.
                          (A Development Stage Company)

                                 Balance Sheets



                                                                          SEPTEMBER 30                      JUNE 30
                                                                   1998                  1997                 1999
                                                         --------------------------------------------   -----------------
                                                                                                           (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                    $1,686,658              $310,252           $  781,035
   Accounts receivable                                              59,929                    --               41,318
   Prepaid expenses and other current assets                        11,859                 1,450                2,507
                                                         --------------------------------------------   -----------------
Total current assets                                             1,758,446               311,702              824,860

Property and equipment:
   Furniture and equipment                                          38,440                32,168              127,828
   Computer hardware and software                                  113,416                65,661              232,416
                                                         --------------------------------------------   -----------------
                                                                   151,856                97,829              360,244
   Less accumulated depreciation and amortization                  (94,271)              (63,447)            (133,641)
                                                         --------------------------------------------   -----------------
                                                                    57,585                34,382              226,603
Intangible assets:
   Licenses                                                        245,000               245,000              245,000
   Patents                                                         183,504                98,894              183,504
                                                         --------------------------------------------   -----------------
                                                                   428,504               343,894              428,504
Less accumulated amortization                                     (129,785)              (38,015)            (198,582)
                                                         --------------------------------------------   -----------------
                                                                   298,719               305,879              229,922







                                                         --------------------------------------------   -----------------
Total assets                                                    $2,114,750              $651,963            1,281,385
                                                         ============================================   =================

                                                                                    SEPTEMBER 30                        JUNE 30,
                                                                             1998                  1997                   1999
                                                                   --------------------------------------------        -----------
                                                                                                                       (Unaudited)
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
   Payable to employees and directors                                   $    110,933           $ 1,415,263                75,619
   Accounts payable                                                          178,232               333,919               197,502
   Unearned revenue                                                           91,668                    --                91,669
   Other liabilities                                                          48,072                60,997                36,435
                                                                   --------------------------------------------       ----------
Total current liabilities                                                    428,905             1,810,179               401,225

Payable to employees and directors                                           178,400                    --               201,641
Unearned revenue                                                              91,665                    --                22,914
Other                                                                         27,426                    --                43,089
                                                                   --------------------------------------------      -----------
Total liabilities                                                            726,396             1,810,179               668,869

Commitments and contingency

Redeemable convertible preferred stock, $.001 par value--
   40,000,000 shares authorized; 4,444,444 shares issued
   and outstanding                                                         1,510,484                    --             1,703,655

Shareholders' deficit:
   Common stock, $.001 par value--100,000,000 shares
     authorized; 26,361,899, 25,866,899 and 21,849,399 shares
     issued and outstanding at June 30, 1999 and
     September 30, 1998 and 1997, respectively.                               25,867                21,849                26,362
   Warrants                                                                  497,000                    --               497,000
   Additional paid-in capital                                             11,878,361             8,263,707            11,962,166
   Deficit accumulated during the development stage                      (12,523,358)           (9,443,772)          (13,576,667)
                                                                   --------------------------------------------      -----------
Total shareholders' deficit                                                 (122,130)           (1,158,216)           (1,091,139)
                                                                   --------------------------------------------      -----------
Total liabilities and shareholders' deficit                             $  2,114,750           $   651,963             1,281,385
                                                                   ============================================      ===========



See accompanying notes.

                                  Demegen, Inc.
                          (A Development Stage Company)

                            Statements of Operations


                                                                                                      PERIOD FROM
                                                                                                    DECEMBER 6, 1991
                                                                                                    (INCEPTION) TO
                                                         YEAR ENDED SEPTEMBER 30                      SEPTEMBER 30
                                                1998               1997                1996                1998
                                       -------------------------------------------------------------------------------
Income:
   License                                  $   906,651        $   100,000         $        --        $  1,006,651
   Grant and other                              425,398            664,834             271,777           1,646,401
   Interest                                      44,869                 --                  --              44,869
                                       -------------------------------------------------------------------------------
Total income                                  1,376,918            764,834             271,777           2,697,921

Expenses:
   Research and development                     880,965            596,772             754,059           3,979,205
   General and administrative                 2,338,817            866,910           1,623,443           8,887,728
   Interest                                      28,295            172,356             424,205             979,584
   Depreciation and amortization                122,594             72,569              39,548             288,929
                                       -------------------------------------------------------------------------------
Total expenses                                3,370,671          1,708,607           2,841,255          14,135,446
                                       -------------------------------------------------------------------------------

Net loss                                     (1,993,753)          (943,773)         (2,569,478)        (11,437,525)

Preferred dividend and accretion
    amounts                                  (1,085,833)                --                  --          (1,085,833)
                                       -------------------------------------------------------------------------------
Net loss applicable to common stock
                                            $(3,079,586)       $  (943,773)        $(2,569,478)       $(12,523,358)
                                       ===============================================================================

Net loss per common share, basic and
   diluted                                  $     (0.13)       $     (0.05)        $     (0.17)
                                       ===========================================================

Weighted average common stock
   outstanding                               23,867,091         19,537,047          15,479,889
                                       ===========================================================



                                                                                                      PERIOD FROM
                                                 NINE MONTHS ENDED                                  DECEMBER 6, 1991
                                                      JUNE 30,                                      (INCEPTION) TO
                                       -----------------------------------------                       JUNE 30,
                                                1999               1998                                  1999
                                       -----------------------------------------                   -------------------
                                           (Unaudited)          (Unaudited)                           (Unaudited)
Income:
   License                                  $   350,000        $   900,000                            $  1,356,651
   Grant and other                              516,754            401,681                               2,163,155
   Interest                                      51,297             25,308                                  96,166
                                       -----------------------------------------                   -------------------
Total income                                    918,051          1,326,989                               3,615,972

Expenses:
   Research and development                   1,075,084            703,253                               5,054,289
   General and administrative                   592,799          2,257,806                               9,480,527
   Interest                                       2,139             28,077                                 981,723
   Depreciation and amortization                108,167             85,289                                 397,096
                                       -----------------------------------------                   -------------------
Total expenses                                1,778,189          3,074,425                              15,913,635
                                       -----------------------------------------                   -------------------

Net income (loss)                              (860,138)       $(1,747,436)                            (12,297,663)

Preferred dividend and accretion
   amounts                                     (193,171)        (1,022,222)                             (1,279,004)
                                       -----------------------------------------                   -------------------
Net income (loss) applicable to
   common stock                             $(1,053,309)       $(2,769,658)                           $(13,576,667)
                                       =========================================                   ===================

Net  per common share,
   basic and diluted                        $     (0.04)       $     (0.12)
                                       =========================================

Weighted average common stock
   outstanding                               26,219,115         22,964,105
                                       =========================================




                                                  THREE MONTHS ENDED
                                                      JUNE 30,
                                       -----------------------------------------
                                                1999               1998
                                       -----------------------------------------
                                           (Unaudited)          (Unaudited)
Income:
   License                                  $        --        $        --
   Grant and other                               22,917             53,903
   Interest                                      13,737              4,503
                                       -----------------------------------------
Total income                                     36,654             58,406

Expenses:
   Research and development                     439,895            216,732
   General and administrative                   242,557            203,444
   Interest                                         611                327
   Depreciation and amortization                 40,001             28,768
                                       -----------------------------------------
Total expenses                                  723,064            449,271
                                       -----------------------------------------

Net income (loss)                              (686,410)       $  (390,865)

Preferred dividend and accretion
   amounts                                      (64,786)        (1,022,222)
                                       -----------------------------------------
Net income (loss) applicable to
   common stock                             $  (751,196)       $(1,411,087)
                                       =========================================

Net  per common share,
   basic and diluted                        $     (0.03)       $     (0.06)
                                       =========================================

Weighted average common stock
   outstanding                               26,355,297         23,410,816
                                       =========================================


See accompanying notes.

                                  Demegen, Inc.
                          (A Development Stage Company)

                       Statements of Shareholders' Deficit


                                                                                                 COMMON STOCK
                                                                           AVERAGE     ---------------------------------
                                                                            PRICE
                                                                          PER SHARE        SHARES              AMOUNT      WARRANTS
                                                                        -------------- ---------------- ----------------  --------
Capital contributed by a shareholder                                                             --          $       --         --
   Proceeds from the sale of unrestricted shares contributed by
     shareholders in exchange for restricted shares                           $.62          439,045                 439         --
   Payment of debt with stock warrants                                                           --                  --         --
   Payment of interest with stock warrants                                                       --                  --         --
   Issuance of receivable from officer                                                           --                  --         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
   Balance at September 30, 1993                                                         11,182,616              11,183         --
   Proceeds from the sale of unrestricted shares by shareholders
     in exchange for restricted shares                                         .75          691,738                 692         --
   Issuance of stock for consulting services                                  1.54           58,336                  58         --
   Issuance of stock subscriptions for loan origination fee                   1.14          131,250                 131         --
   Payment of interest with stock warrants                                                       --                  --         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
   Balance at September 30, 1994                                                         12,063,940              12,064         --
   Proceeds from the sale of restricted common shares                         1.06          192,133                 193         --
   Issuance of restricted shares in exchange for unrestricted
     shares contributed by shareholders                                                     171,694                 172         --
   Proceeds from the sale of unrestricted shares contributed by
     shareholders in exchange for restricted shares                           2.18               --                  --         --
   Issuance of restricted shares for payment of services/compensation          .89          402,251                 402   --------
   Issuance of warrants                                                                          --                  --         --
   Payment of interest with stock warrants                                                       --                  --         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
Balance September 30, 1995                                                               12,831,018              12,831         --
   Proceeds from the sale of common shares                                     .70          683,250                 683         --
   Issuance of shares for payment of services/compensation                     .60          890,868                 891         --
   Issuance of shares in settlement of outstanding debt
     and other obligations                                                     .47        4,468,285               4,468         --
   Payment of interest with warrants                                                             --                  --         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
Balance at September 30, 1996                                                            18,873,421              18,873         --
   Proceeds from the sale of restricted and unrestricted common shares         .36          340,000                 340         --
   Issuance of shares for payment of services/compensation                     .41        1,178,258               1,178         --
   Issuance of shares in exchange for patent and technology license            .35          700,000                 700         --
   Issuance of restricted shares in exchange for unrestricted
     shares contributed by shareholders                                                     162,720                 163         --
   Exchange of amounts due to related parties for restricted shares            .33          450,000                 450         --
   Exchange of redemption right of related party for additional
     restricted shares                                                         .33          145,000                 145         --
   Settlement of amounts due to related parties through debt
     forgiveness and issuance of shares                                                          --                  --         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
Balance at September 30, 1997                                                            21,849,399              21,849         --
   Proceeds from exercise of stock options                                    $.05        1,750,000               1,750         --
   Compensation expense from Stock option activity                                               --                  --         --
   Issuance of warrants                                                                          --                  --    497,000
   Allocation of conversion feature of redeemable convertible
     preferred stock                                                                             --                  --
   Accretion of conversion feature of redeemable convertible
     preferred stock                                                                             --                  --
   Dividends on redeemable convertible preferred stock                                           --                  --
   Accretion of redeemable convertible preferred stock                                           --                  --         --
   Issuance of shares for payment of collaborators                            $.47           20,000                  20         --
   Settlement of employee litigation                                          $.36        1,975,000               1,975         --
   Issuance of shares for services                                            $.47          187,500                 188         --
   Issuance of additional shares to venture capital funds and
     individual investors                                                                    85,000                  85         --
   Net loss for the year                                                                         --                  --         --
                                                                                       ---------------- ----------------  --------
Balance at September 30, 1998                                                            25,866,899             $25,867    497,000
                                                                                       ================ ================  ========

   Dividends on redeemable convertible preferred stock (unaudited)                               --                  --         --
   Accretion of redeemable convertible preferred stock (unaudited)                               --                  --         --
   Proceeds from exercise of Stock options (unaudited)                        $.05          350,000                 350         --
   Issuance of shares for services (unaudited)                               $0.46          145,000                 145
   Net loss for 9 month period ended June 30, 1999 (unaudited)                                   --                  --         --
                                                                                       ---------------- ----------------  --------
Balance at June 30, 1999 (unaudited)                                                     26,361,899             $26,362    497,000
                                                                                       ================ ================  ========


See accompanying notes.

                                                                                                          DEFICIT
                                                                                                        ACCUMULATED
                                                                       ADDITIONAL                        DURING THE
                                                                        PAID-IN        RECEIVABLE       DEVELOPMENT
                                                                        CAPITAL       FROM OFFICER         STAGE          TOTAL
                                                                      --------------------------------------------------------------
Capital contributed by a shareholder                                  $   123,700    $     --        $         --      $   123,700
   Proceeds from the sale of unrestricted shares contributed by
     shareholders in exchange for restricted shares                       272,461          --                  --          272,900
   Payment of debt with stock warrants                                     33,333          --                  --           33,333
   Payment of interest with stock warrants                                 17,774          --                  --           17,774
   Issuance of receivable from officer                                         --     (65,117)                 --          (65,117)
   Net loss for the year                                                       --          --          (1,044,154)      (1,044,154)
                                                                      --------------------------------------------------------------
   Balance at September 30, 1993                                          759,949     (65,117)         (1,288,254)        (582,239)
   Proceeds from the sale of unrestricted shares by shareholders
     in exchange for restricted shares                                    517,708          --                  --          518,400
   Issuance of stock for consulting services                               89,942          --                  --           90,000
   Issuance of stock subscriptions for loan origination fee               149,869          --                  --          150,000
   Payment of interest with stock warrants                                 56,164          --                  --           56,164
   Net loss for the year                                                       --          --          (1,768,428)      (1,768,428)
                                                                      --------------------------------------------------------------
   Balance at September 30, 1994                                        1,573,632     (65,117)         (3,056,682)      (1,536,103)
   Proceeds from the sale of restricted common shares                     204,807          --                  --          205,000
   Issuance of restricted shares in exchange for unrestricted
     shares contributed by shareholders                                      (172)         --                  --               --
   Proceeds from the sale of unrestricted shares contributed by
     shareholders in exchange for restricted shares                       349,304      65,117                  --          414,421
   Issuance of restricted shares for payment of services/compensation     357,681          --                  --          358,083
   Issuance of warrants                                                    11,625          --                  --           11,625
   Payment of interest with stock warrants                                127,500          --                  --          127,500
   Net loss for the year                                                       --          --          (2,873,839)      (2,873,839)
                                                                      --------------------------------------------------------------
Balance September 30, 1995                                              2,624,377          --          (5,930,521)      (3,293,313)
   Proceeds from the sale of common shares                                479,817          --                  --          480,500
   Issuance of shares for payment of services/compensation                536,359          --                  --          537,250
   Issuance of shares in settlement of outstanding debt
     and other obligations                                              2,113,054          --                  --        2,117,522
   Payment of interest with warrants                                       84,996          --                  --           84,996
   Net loss for the year                                                       --          --          (2,569,478)      (2,569,478)
                                                                      --------------------------------------------------------------
Balance at September 30, 1996                                           5,838,603          --          (8,499,999)      (2,642,523)
   Proceeds from the sale of restricted and unrestricted common shares    104,660          --                  --          105,000
   Issuance of shares for payment of services/compensation                477,629          --                  --          478,807
   Issuance of shares in exchange for patent and technology license       244,300          --                  --          245,000
   Issuance of restricted shares in exchange for unrestricted
     shares contributed by shareholders                                      (163)         --                  --               --
   Exchange of amounts due to related parties for restricted shares       149,550          --                  --          150,000
   Exchange of redemption right of related party for additional
     restricted shares                                                       (145)         --                  --               --
   Settlement of amounts due to related parties through debt
     forgiveness and issuance of shares                                 1,449,273          --                  --        1,449,273
   Net loss for the year                                                       --          --            (943,773)        (943,773)
                                                                      --------------------------------------------------------------
Balance at September 30, 1997                                           8,263,707          --          (9,443,772)      (1,158,216)
   Proceeds from exercise of stock options                                 85,750          --                  --           87,500
   Compensation expense from stock option activity                      1,699,440          --                  --        1,699,440
   Issuance of warrants                                                        --          --                  --          497,000
   Allocation of conversion feature of redeemable
     convertible preferred stock                                        1,022,222          --                  --        1,022,222
   Accretion of conversion feature of redeemable
     convertible preferred stock                                               --          --          (1,022,222)      (1,022,222)
   Dividends on redeemable convertible preferred stock                         --          --             (40,000)         (40,000)
   Accretion of redeemable convertible preferred stock                         --          --             (23,611)         (23,611)
   Issuance of shares for payment of collaborators                          9,360          --                  --            9,380
   Settlement of employee litigation                                      710,217          --                  --          712,192
   Issuance of shares for services                                         87,750          --                  --           87,938
   Issuance of additional shares to venture capital funds and
     individual investors                                                     (85)         --                  --               --
   Net loss for the year                                                       --          --          (1,993,753)      (1,993,753)
                                                                      --------------------------------------------------------------
Balance at September 30, 1998                                         $11,878,361    $     --        $(12,523,358)     $  (122,130)
                                                                      ==============================================================

   Dividends on redeemable convertible preferred stock (unaudited)             --          --            (120,000)        (120,000)
   Accretion of redeemable convertible preferred stock (unaudited)             --          --             (73,171)         (73,171)
   Proceeds from exercise of Stock options (unaudited)                     17,150          --                  --           17,500
   Issuance of shares for services (unaudited)                             66,655          --                  --           66,800
   Net loss for 9 month period ended June 30, 1999 (unaudited)                 --          --            (860,138)        (860,138)
                                                                      --------------------------------------------------------------
Balance at June 30, 1999 (unaudited)                                  11,962,166          --         (13,576,667)       (1,091,139)
                                                                      ==============================================================

                                  Demegen, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows



                                                                                                                PERIOD FROM
                                                                                                             DECEMBER 6, 1991
                                                                                                                (INCEPTION)
                                                                  YEAR ENDED SEPTEMBER 30                     TO SEPTEMBER 30
                                                         1998                1997                1996                1998
                                                 -------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                     $(1,993,753)         $(943,773)        $(2,569,478)       $(11,437,525)
Adjustments to reconcile net loss to net cash
   used in operating activities:
Depreciation and amortization                             122,594             72,569              39,548             288,929
Stock issued for services                                  97,318            478,807             537,250           1,729,058
Loss on disposals of equipment                                 --             17,722                  --              17,722
Issuance of stock options to employees and
   directors                                            1,699,440                 --                  --           1,699,440
Warrants issued for interest                                   --                 --              84,996             286,434
Notes payable issued for services                              --                 --                  --              58,194
Write-off of intangible assets                                 --                 --                  --               6,626
Changes in operating assets and liabilities:
Accounts receivable                                       (59,929)                --                  --             (59,929)
Prepaid expenses and other current assets                 (10,409)            23,363             (21,847)            (11,859)
Unearned revenue                                          183,333                 --                  --             183,333
Accounts payable and other liabilities                   (141,186)          (206,861)            497,204           1,208,710
Interest payable                                               --                 --            (146,888)                 --
                                                 -------------------------------------------------------------------------------
Net cash used in operating activities                    (102,592)          (558,173)         (1,579,215)         (6,030,867)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment                        (54,027)            (3,595)            (29,478)           (173,218)
Cash received on equipment disposals                           --              9,643                  --               9,643
Intangible assets                                         (84,610)           (79,532)            (19,362)           (183,504)
                                                 -------------------------------------------------------------------------------
Net cash used in investing activities                    (138,637)           (73,484)            (48,840)           (347,079)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of equity
   instruments                                          1,943,873            105,000             480,500           4,309,500
Proceeds from exercise of stock options                    87,500                 --                  --              87,500
Proceeds from notes payable                                    --                 --                  --           1,127,500
(Decrease) increase in payable to employees
   and directors                                         (413,738)           817,643           1,189,011           2,600,798
Payments on notes payable                                      --                 --             (23,194)            (60,694)
                                                 -------------------------------------------------------------------------------
Net cash provided by financing activities               1,617,635            922,643           1,646,317           8,064,604
                                                 -------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
   equivalents                                          1,376,406            290,986              18,262           1,686,658
Cash and cash equivalents at beginning of
   period                                                 310,252             19,266               1,004                  --
                                                 -------------------------------------------------------------------------------
Cash and cash equivalents at end of period            $ 1,686,658          $ 310,252         $    19,266        $  1,686,658
                                                 ===============================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION
Cash paid for interest                                $    14,080          $      --         $        --        $     21,642
                                                 ===============================================================================

NONCASH ACTIVITIES
Common stock issued in satisfaction of related
   party payable                                      $   712,192          $      --         $        --        $    712,192
                                                 ===============================================================================
Dividends on redeemable convertible preferred
   stock                                              $    40,000          $      --         $        --        $     40,000
                                                 ===============================================================================
Accretion of redeemable convertible preferred
   stock                                              $  1,045,833         $      --         $        --        $  1,045,833
                                                 ===============================================================================




                                                                                                                 PERIOD FROM
                                                            NINE MONTHS ENDED                                  DECEMBER 6, 1991
                                                                 JUNE 30,                                        (INCEPTION)
                                                 -----------------------------------------                        TO JUNE 30,
                                                         1999                1998                                    1999
                                                 -----------------------------------------                    ------------------
                                                     (Unaudited)          (Unaudited)                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                              $  (860,138)       $(1,747,436)                           $(12,297,663)
Adjustments to reconcile net loss to net cash
   used in operating activities:
Depreciation and amortization                             108,167             85,289                                 397,096
Stock issued for services                                      --             21,308                               1,729,058
Loss on disposals of equipment                                 --                 --                                  17,722
Issuance of stock options to employees and
   directors                                                   --          1,699,440                               1,699,440
Warrants issued for interest                                   --                 --                                 286,434
Notes payable issued for services                              --                 --                                  58,194
Write-off of intangible assets                                 --                 --                                   6,626
Changes in operating assets and liabilities:
Accounts receivable                                        18,611                 --                                 (41,318)
Prepaid expenses and other current assets                   9,352              1,450                                  (2,507)
Unearned revenue                                          (68,750)           206,250                                 114,583
Accounts payable and other liabilities                      2,187           (173,965)                              1,210,897
Interest payable                                               --                 --                                      --
                                                 -------------------------------------------------------------------------------
Net cash used in operating activities                    (790,571)            92,336                              (6,821,438)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment                       (208,388)           (40,325)                               (381,606)
Cash received on equipment disposals                           --                 --                                   9,643
Intangible assets                                              --             (1,450)                               (183,504)
                                                 -------------------------------------------------------------------------------
Net cash used in investing activities                    (208,388)           (41,775)                               (555,467)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of equity
   instruments                                                 --          1,943,873                               4,309,500
Proceeds from exercise of stock options                    17,500             58,750                                 105,000
Proceeds from notes payable                                21,109                 --                               1,148,609
(Decrease) increase in payable to employees
   and directors                                           54,727           (348,764)                              2,655,525
Payments on notes payable                                      --                 --                                 (60,694)
                                                 -------------------------------------------------------------------------------
Net cash provided by financing activities                  93,336          1,653,859                               8,157,940
                                                 -------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
   equivalents                                           (905,623)         1,704,420                                 781,035
Cash and cash equivalents at beginning of
   period                                               1,686,658            310,252                                      --
                                                 -------------------------------------------------------------------------------
Cash and cash equivalents at end of period            $   781,035        $ 2,014,672                            $    781,035
                                                 ===============================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION
Cash paid for interest                                $     2,217        $    10,613                            $     23,859
                                                 ===============================================================================

NONCASH ACTIVITIES
Common stock issued in satisfaction of related
   party payable                                      $    66,800        $   712,192                            $    778,992
                                                 ===============================================================================
Dividends on redeemable convertible preferred
   stock                                              $   120,000        $        --                            $    160,000
                                                 ===============================================================================
Accretion of redeemable convertible preferred
   stock                                              $    73,171        $ 1,022,222                            $  1,119,004
                                                 ===============================================================================


See accompanying notes.

                                  Demegen, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                               September 30, 1998


                 (Information as of March 31, 1999 and for the
             Six Months Ended June 30, 1999 and 1998 is unaudited)


1. HISTORY AND NATURE OF THE BUSINESS

Demeter BioTechnologies, Ltd. was formed after the July 27, 1992 acquisition of the assets of The Demeter Corporation by Excelsior Capital Corporation ("Excelsior"). Excelsior was incorporated in Colorado on September 16, 1987. Excelsior acquired all the assets of The Demeter Corporation in exchange for 6,625,821 shares of Excelsior's $.001 par value common stock. The Demeter Corporation's assets consisted of intangible assets related to various biotechnology applications in the fields of human and animal health care, agriculture, and commercial chemicals.

For accounting purposes, the acquisition was treated as a reverse acquisition whereby The Demeter Corporation acquired Excelsior Capital Corporation. The historical financial statements prior to the acquisition are those of The Demeter Corporation utilizing the capital structure of Excelsior. However, The Demeter Corporation had no operating activities from the date of inception, December 6, 1991, through July 27, 1992. Likewise, Excelsior had no operating activities prior to December 6, 1991.

On September 18, 1998, the Board of Directors of the Company ratified the shareholder vote changing the Company's name from Demeter BioTechnologies, Ltd. to Demegen, Inc. (the "Company").

The Company designs unique molecules which have antimicrobial characteristics, but with low toxicity and benign environmental impact. The Company's products, called MIMS(TM) (Membrane Interactive Molecules), are peptides (small proteins) or peptide-like molecules. Their primary feature is their ability to destroy a wide range of bacteria, viruses, fungi, protozoa, and cancer cells at low concentrations without harming healthy cells. The Company also designs genes which, when incorporated into a plant, have the ability to confer disease resistance or improve nutritional value. The Company uses university, corporate, and governmental strategic alliance partners to determine efficacy in treating a specific pathogen and then licenses the use of the compounds for that application. If successful, the Company's primary source of revenues will be from supplying the compounds to licensees, royalties, and research grants. The Company has licensed substantially all of its plant agricultural technologies to Mycogen Corporation.

INTERIM FINANCIAL INFORMATION


The financial information at June 30, 1999 and for the three and nine months ended June 30, 1999 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the three and nine months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists principally of currency on hand, demand deposits at commercial banks, and liquid investment funds having a maturity of three months or less at the time of purchase.

RECLASSIFICATIONS

Certain amounts reflected in the prior period financial statements have been reclassified in order to conform with the fiscal 1998 presentation.

PREOPERATING COSTS

Costs incurred during the developmental stage, such as expenses associated with research and development, raising capital, establishing markets, and developing sources of supply, are expensed as incurred.

COMMON STOCK ISSUED FOR OTHER THAN CASH

Services purchased and other transactions settled in the Company's common stock are recorded at the estimated fair value of the stock issued if that value is more readily determinable than the fair value of the consideration received.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (generally three to five years) of the individual assets. Depreciation expense amounted to $30,824, $34,554, and $39,598 during 1998, 1997, and 1996, respectively. Accelerated depreciation methods are used for income tax purposes.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Intangible assets include patent costs and purchased license agreements and are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over estimated useful lives ranging from 3 to 17 years. The Company assesses on an ongoing basis the recoverability of the cost of its patents and licenses by determining its ability to generate future cash flows sufficient to recover the recorded amounts over the remaining useful lives of the assets. This process necessarily involves significant management judgment. The Company currently anticipates fully recovering the recorded cost of these assets and, accordingly, no valuation adjustment has been recognized to date. Because of the development stage nature of the Company, significant uncertainty exists as to whether revenue expectations will be met. Should the Company determine in the future that permanent diminution in value of the intangibles has occurred, a charge against operating results would be recorded.

GRANT AND OTHER INCOME

Grant income is not recognized until received.

During the six months ending March 31, 1999 and fiscal years 1998 and 1997, the Company received grant proceeds of $250,000 (unaudited), $250,000 and $500,000, respectively, from the Pacific West Cancer Fund in support of the Company's cancer research efforts. The funds were recognized as revenue upon receipt as the contract did not contain any penalties, successful outcomes clauses or refunding provisions.

The Company received approximately $79,000, $85,000 and $50,000 in fiscal 1998, 1997 and 1996 under research agreements with the National Institute of Health and the National Science Foundation. Revenue was recognized as the research funds were expended.

LICENSE AND SUPPORT

License fees are recognized at the time that the agreement is entered into as the earning process is complete and the Company has no future performance obligations. Support fees are recognized ratably over the contract period as the related costs are incurred.

Milestone payments will be recognized upon the achievement of the related criteria by the respective license subject to a reasonable assurance that the milestone payment will be forthcoming.

STOCK-BASED COMPENSATION

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


3. INCOME TAXES

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

Significant components of the Company's deferred tax asset at September 30, 1998 and 1997, are as follows:

                                            1998                1997
                                         -----------         ----------
*  Compensation expense on unexercised
     stock options                       $   454,000                 --
*  NOL carry forwards                      2,251,000          1,974,000
*  Excess book amortization                   35,000             10,000
                                         -----------         ----------
        Total deferred tax asset         $ 2,740,000          1,984,000

   Valuation allowance                    (2,740,000)         1,984,000
                                         -----------         ----------
   Net deferred tax assets               $         0         $        0

Net operating losses totaling approximately $5,900,000 are currently available and begin to expire in 2007. Deferred tax liabilities relate to differences in the financial and tax carrying amounts of fixed assets.

A valuation allowance has been provided for the entire deferred tax asset amount until such time that the Company demonstrates the ability to produce taxable income.

4. RELATED PARTY TRANSACTIONS

During 1997, the Company reached agreements with certain current and former employees related to amounts payable to these individuals for primarily wages. The amounts payable to these individuals at August 31, 1997 of approximately $2,200,000 were reduced to approximately $646,000 at September 30, 1997 primarily through the exchange of amounts accrued and payable for shares of the Company's common stock. The Company has recorded the issuance of shares as a contribution of capital from certain of its officers, management, and key employees at the value per share as negotiated in the agreements. Accordingly, common stock and additional paid-in capital increased by approximately $1,600,000 related to the agreement. The agreements also provide for either the payment of bonuses totaling $185,000 or the issuance of 185,000 shares of the Company's common stock at $1.00 per share to the employees in future years should target levels of license and/or royalty revenues be achieved.

During 1996, the Company converted the majority of its notes payable to shareholders through the issuance of common stock. Pursuant to the terms of these settlements, notes payable of $1,091,667, accrued interest of $361,094, and outstanding warrants covering 1,832,194 shares of common stock, valued at $319,767 were satisfied through the issuance of 3,755,285 shares of the Company's restricted common stock. The value assigned to the common stock issued was based upon the amounts contained in the respective debt agreements relative to the forgone debt and related accrued interest and the value of the warrants were based upon debt and interest payments exchanged for warrants in prior years.

In December 1996, a former employee filed a claim against the Company for payment of back compensation, payment of outstanding promissory notes, and for termination provisions of his employment contract. The Company filed for arbitration, as called for in the employment contract. In October 1997, the Court stayed the litigation and ordered the parties to proceed with

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


4. RELATED PARTY TRANSACTIONS (CONTINUED)

arbitration. In January 1998, the matter was settled with the issuance of 1,975,000 shares of the Company's common stock and a cash payment of $30,000. The expenses related to this settlement were recorded in fiscal 1997 and prior years.

5. COMMON STOCK

Included in the common stock account balances at September 30, 1998 and 1997 are 425,000 and 855,950 restricted shares for which the Company has received consideration, either in cash or services provided, but has not yet issued the restricted share certificates to the shareholders.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK


In June 1998, the Company issued 4,444,444 shares of redeemable convertible preferred stock ("preferred stock") and warrants for net proceeds of $1,943,873 (net of $56,127 of expenses incurred in connection with the issuance). Of the total proceeds $497,000 was allocated to warrants as the estimated fair value and $1,022,222 was allocated to the conversion feature associated with the preferred stock and classified as additional paid in capital. The entire discount was immediately, in June 1998, accreted back to the preferred stock and treated as a dividend as the preferred shares are immediately convertible into common stock at the option of the preferred shareholder.



The holders of the preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefore, dividends at the rate of $0.036 per share, semiannually, on each outstanding share of convertible preferred stock. Such dividends have a priority over any dividends paid on the common stock. Dividends on the preferred stock are cumulative and the right to such dividends shall accrue to holders of convertible preferred stock until declared by the Board of Directors. The Company has accounted for the cumulative semiannual dividends through periodic accretion to the preferred stock.

In the event of any liquidation, dissolution, or winding up of the Company, the holders of preferred stock shall be entitled to receive the greater of $0.45 per share, plus all unpaid and accrued dividends thereon, or the amount the holder of the shares of the preferred stock would otherwise be entitled to receive had each such share been converted into common stock immediately prior to such liquidation, dissolution or wind-up.

Each share of preferred stock is convertible at any time, at the option of the holder thereof, into an equal number of fully paid and nonassessable shares of common stock. In addition, if at any time the Company shall effect a firm commitment underwritten public offering of shares of common stock in which the aggregate price paid for such shares by the public shall be at least $8,000,000, then effective immediately before the closing of the sale of such shares by the Company pursuant to such public offering, all outstanding shares of preferred stock shall automatically convert to common stock.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)



6. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

The shares of preferred stock shall be redeemable at the election of the holder upon at least ninety days notice to the Company. The Company shall redeem from the holder on or at any time after May 31, 2003, 2004, and 2005, up to one-third of the shares of preferred stock held by the holder, with the intent that, should the holder elect, at any time after May 31, 2005, the total number of shares held by the holder would be subject to redemption. The preferred stock to be redeemed shall be paid for in cash at an amount equal to the greater of (i) $0.45 per share plus, in the case of each share, an amount equal to all accruing unpaid dividends (whether or not declared), or (ii) such amount per share as would have been payable had each such share been converted to common stock immediately prior to the actual date of redemption.

The shares of preferred stock vote on matters on an as-converted basis; i.e., each share of preferred stock has one vote, as do each owner of a share of common stock.

The holder of the preferred stock has a warrant to purchase 4,965,556 shares of common stock of the Company at $0.45 per share. The warrant shall be exercisable, in whole or in part, through June 14, 2008. The Company may call the warrant at any time after December 31, 1998, provided the Company's common stock has been in excess of $1.50 per share for each of the forty consecutive trading days immediately preceding the date of the call.

Upon receipt of the call, the call holder shall have sixty days to elect to exercise all or a portion of this warrant. Upon such exercise, in addition to receiving the number of shares of common stock to which the holder shall be entitled, the holder of the warrant also shall receive a new warrant ("replacement warrant"). The replacement warrant shall be exercisable for one share of common stock for every two shares of common stock purchased in response to the aforementioned call. The exercise price of the replacement warrant is $1.50 per share, and the term of the replacement warrant shall be the longer of two years from the date of the issuance or the balance of the original term of the warrant.

7. STOCK OPTIONS AND WARRANTS

The Company granted stock options to certain employees and directors during the year ended September 30, 1998 at a $0.05 per share exercise price, which was below the fair value based upon management's estimate of the fair value of the stock issued at the date of grant. The shares were fully vested at September 30, 1998, and a $1,699,440 noncash charge was recognized to reflect the compensation value of the options issued. All of these options expire in 2008.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


7. STOCK OPTIONS AND WARRANTS (CONTINUED)

The Company granted stock options to certain employees and directors during the years ended September 30, 1996 and 1997 at exercise prices which approximated fair value at the date of grant. Options granted to an officer in 1996 vested 200,000 shares each at the date of issuance and November 1, 1996, with the remaining options vesting on November 1, 1997.
Options granted during the year ended September 30, 1997 vested immediately.

A summary of the Company's stock option activity is at follows:


                                                                            OPTIONS OUTSTANDING
                                                      ----------------------------------------------------------------
                                                                                   WEIGHTED
                                                                                   AVERAGE          WEIGHTED AVERAGE
                                                        NUMBER OF SHARES        EXERCISE PRICE         FAIR VALUE
                                                      ----------------------------------------------------------------
Options granted during year                                    600,000              $0.15                 $0.03
                                                      ----------------------------------------------------------------
Balance at September 30, 1996                                  600,000              $0.15                 $0.03
Options granted during year                                    425,000              $0.77                 $0.17
                                                      ----------------------------------------------------------------
Balance at September 30, 1997                                1,025,000              $0.41                 $0.09
Options granted during year                                  5,820,000              $0.05                 $0.27
Options exercised for common stock during year
                                                            (1,750,000)             $0.05                 $0.27
                                                      ----------------------------------------------------------------
Balance at September 30, 1998                                5,095,000              $0.12                 $0.23
                                                      ================================================================

Granted                                                        310,000              $0.45                 $0.45
Options exercised for common stock                            (350,000)             $0.05                 $0.27
                                                      ----------------------------------------------------------------
Balance at June 30, 1999                                     5,055,000              $0.13                 $0.24
                                                      ================================================================



As of June 30, 1999, September 30, 1998 and 1997, 4,985,000, 5,095,000 and
825,000, respectively, of the options were vested and exercisable.


Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions for fiscal 1998, 1997, and 1996: risk-free interest rate of 6%; dividend yield of 0%; and volatility factors of the expected market price of the Company's common stock of 0.97, 1.24, and 2.47 in fiscal 1998, 1997, and 1996, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


7. STOCK OPTIONS AND WARRANTS (CONTINUED)

significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. Had the compensation cost of the Company's stock option plans been determined based on the fair value at the date of grant for awards in 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:


                                                           YEAR ENDED SEPTEMBER 30
                                                     1998            1997             1996
                                              --------------------------------------------------
Net loss available to common stock:
   As reported                                   $(3,079,586)     $  (943,773)    $(2,569,478)
   Pro forma                                     $(4,615,720)     $(1,370,617)    $(2,597,900)

Basic and diluted earnings per share:
   As reported                                        $(0.13)          $(0.05)         $(0.17)
   Pro forma                                          $(0.19)          $(0.07)         $(0.17)


At September 30, 1998, there were outstanding warrants to purchase 4,000 shares of the Company's common stock at an exercise price of $2.50 per warrant. The warrants expire December 31, 1999. Additionally, the holder of the preferred stock holds a warrant to purchase common stock (refer to Note 6 for additional information).

8. COMMITMENTS

The Company leases its office and laboratory facilities under a three-year lease expiring September 30, 2001 at a monthly rental of $3,793. During 1998, 1997, and 1996, the Company incurred rent expense totaling $34,105, $45,100, and $48,540, respectively.

During 1996, the Company received equity investments totaling $285,000 from a venture capital fund and/or its individual investors. The Company has issued an aggregate of 577,000 shares

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. COMMITMENTS (CONTINUED)

related to these investments. The Company has subsequently issued 85,000 additional shares during 1998 as the per share price in the Company's next round of financing was less than $.50 per share.

During 1997, the Company entered into a license agreement with a university to obtain certain patent rights. In exchange for the license of the patents, the Company issued common stock. The value assigned to the patents was based upon management's estimate of the fair value of the stock issued. In addition, the Company is obligated to pay certain royalties under the terms of the agreement for each licensed product. The agreement requires minimum royalty payments to maintain the license of the patents. The Company paid $45,000 in royalty payments pursuant to this agreement in 1998.

9. MARKETING

In December 1997, the Company entered into a license agreement with Mycogen Corporation whereby the Company licensed substantially all rights for disease prevention and treatment for agricultural applications. The Company received a license issue fee of $950,000, consisting of $700,000 for the rights to licensed patents and the Company's technology in the field of activity, $200,000 for the rights to the Company's patents and technology for use in formulated licensed products and $50,000 for the right of first refusal through September 30, 1998 to obtain an exclusive license to the Company's Nutrition Patents and Technology. These payments were recognized as revenue in fiscal 1998, as the earnings process was complete according to the terms of the contract.

The agreement also provided that the Company receive $300,000 to provide Mycogen with support services of personnel for a joint research effort for a three year period. This was classified as unearned revenue on the balance sheet and is being amortized into revenue, on a straight-line basis, over the three year life of the support services commitment.

The agreement also provides for milestone payments (amounts based upon Mycogen's attainment of certain contract defined outputs measures) to be made to the Company by Mycogen upon 1) regulatory approval or first sale of any type of product by Mycogen, 2) additional payment for first commercial sale of certain crops by Mycogen and 3) additional payment for first commercial sale of any other crop within the field of activity by Mycogen. The Company will also receive royalties on all sales by Mycogen and all sublicenses entered into by Mycogen. Minimum annual royalties are due beginning January 1, 2003 through 2014 and are recoupable against the aforementioned royalties due from Mycogen.

Mycogen will undertake management of future development, regulatory approvals, seed production and marketing. The companies will also undertake a joint agricultural research effort, as discussed above, to identify new molecular designs. Mycogen may unilaterally terminate this agreement without cause.

10. NET LOSS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                                 YEAR ENDED SEPTEMBER 30                  9 MONTHS ENDED JUNE 30
                                                              1998          1997            1996            1999          1998
                                                     -------------------------------------------------  -------------------------
Numerator:
   Net loss                                               $(1,993,753)   $  (943,773)   $(2,569,478)        (860,138)  (1,747,436)
   Preferred stock dividends and accretion
     amounts                                               (1,085,833)            --             --         (193,171)  (1,022,222)
                                                     -------------------------------------------------   ------------------------
   Numerator for basic earnings per
     share--income available to common
     stockholders                                          (3,079,833)      (943,773)    (2,569,478)      (1,053,309)  (2,769,658)

Denominator:
   Denominator for basic and earnings per
     share--weighted average shares                        23,867,091     19,537,047     15,479,889       26,219,115   22,964,105
                                                     -------------------------------------------------   ------------------------
Basic and diluted loss per share                          $     (0.13)   $     (0.05)   $     (0.17)     $     (0.04) $     (0.12)
                                                     =================================================   ========================


At September 30, 1998, the Company had 5,095,000 options outstanding for the purchase of the Company's Common Stock at exercise prices ranging form $0.05 per share to $0.77 per share. Additionally, the 4,444,444 shares of Redeemable Convertible Preferred Stock are convertible into the Company's Common Stock on a 1 for 1 basis. Furthermore, the holder of the Redeemable Convertible Preferred Stock holds a warrant for 4,965,556 shares of the Company's Common Stock at an exercise price of $0.45 per share. These potentially dilutive securities were not included in the calculation of dilutive earnings per share because the effect would be anti-dilutive.

                                  Demegen, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


11. SUBSEQUENT EVENT

The Mycogen Agreement was amended on October 11, 1998 to provide Mycogen with an additional license for the Company's agricultural nutrition technologies. The Company received a minimum annual royalty of $200,000 at the execution of the contract. Additionally, the Company received an initial payment of $150,000 with an additional $150,000 to be received six months after the contract execution. The research funding is to increase by $50,000 annually over the remaining four years of the funding term. These payments were currently recognized as revenue as the earnings process was complete according to the terms of the contract and the payments are not subject to recoupment by Mycogen.

The agreement also provides for milestone payments (amounts based upon Mycogen's attainment of certain contract defined output measures) to be made to the Company by Mycogen upon 1) technical feasibility benchmark payments for certain products developed by Mycogen, 2) animal feeding benchmark in certain animal studies by Mycogen 3) additional payment for first commercial sale of certain crops by Mycogen, 4) additional payment for first commercial sale of any other crop within a contractually defined field of activity by Mycogen and 5) additional payments for achievement of cumulative gross margin benchmark for sale of certain crops by Mycogen. The Company will also receive royalties on all sales by Mycogen and all sublicenses entered into by Mycogen. Minimum annual royalties cease upon the achievement of certain of the aforementioned benchmarks.

In addition, Mycogen will be responsible for all development and commercialization costs, Mycogen is now owned by the Dow Chemical Company.